

True.

P.E.
12-31-02

1-7823

2002 Annual Report


ANHEUSER BUSCH
Companies
INC

YEAR ENDED DECEMBER 31 (in millions, except where noted)	2002	2001	% Change	% Change Comparable Basis [†]
Barrels of beer sold:				
Domestic	101.8	99.7	2.1	
International	8.0	7.5	5.4	
Worldwide Anheuser-Busch brands	109.8	107.2	2.3	
International equity partner brands	18.1	17.2	5.3	
Total brands	127.9	124.4	2.8	
Gross sales	$15,686.8	$14,973.0	4.8	
Excise taxes	2,120.4	2,061.5	2.9	
Net sales	13,566.4	12,911.5	5.1	
Gross profit	5,435.1	4,961.1	9.6	9.3
As a percentage of net sales	40.1%	38.4%	1.7 pts.	1.6 pts.
Operating income	2,979.7	2,723.0	9.4	8.9
As a percentage of net sales	22.0%	21.1%	0.9 pts.	0.8 pts.
Equity income, net of tax	351.7	254.4	38.3	28.2
Net income	1,933.8	1,704.5	13.4	11.1
Diluted earnings per share	2.20	1.89	16.4	14.0
Operating cash flow before change in working capital	2,624.3	2,316.0	13.3	
Earnings before interest, income taxes, depreciation and amortization (EBITDA) [1]	4,405.2	3,963.4	11.1	
Return on shareholders equity	54.4%	41.6%	12.8 pts.	
Return on capital employed [2]	17.5%	16.3%	1.2 pts.	
Total assets	$14,119.5	$13,944.9	1.3	
Debt	6,603.2	5,983.9	10.3	
Capital expenditures	834.7	1,022.0	(18.3)	
Depreciation and amortization	847.3	834.5	1.5	
Common dividends paid	$ 649.5	$ 614.1	5.8	
Per share	.75	.69	8.7	
Total taxes	3,406.1	3,219.6	5.8	
Diluted weighted average shares outstanding	878.9	901.6	(2.5)	
Number of full-time employees	23,176	23,432	(1.1)	
Number of registered common shareholders	57,259	57,347	(0.2)	
Closing stock price	$ 48.40	$ 45.21	7.1	

[†] In accordance with FAS 142, "Goodwill and Other Intangible Assets," which became effective for Anheuser-Busch in the first quarter 2002, the company ceased amortization of goodwill. The Comparable Basis results shown exclude goodwill amortization expense in both 2002 and 2001.

[1] EBITDA is calculated as pretax income plus depreciation and amortization expense, plus net interest cost (interest expense less capitalized interest), plus equity income on a pretax basis (equity income divided by the reciprocal of the effective tax rate).

[2] Return on capital employed is computed as net income before after-tax interest expense divided by average net investment. Net investment is defined as total assets less nondebt current liabilities.

Making friends is our business

Anheuser-Busch adds to life's enjoyment, whether it's drinking a crisp, cold, satisfying Budweiser or spending a fun-filled day at a Busch Entertainment adventure park. From a small local brewery that opened in St. Louis in 1852, Anheuser-Busch has grown to become the world's No. 1 brewer and a leader in the entertainment and packaging industries. Along the way, Anheuser-Busch has consistently delivered value to its shareholders. As this report shows, 2002 was no exception.

Industry leadership



- Anheuser-Busch is the world's leading brewer.
- Anheuser-Busch is far and away the leader in the U.S. beer market.
- Budweiser is the best-selling beer in the world.
- Bud Light is the best-selling beer in the United States.

True.

It means honest and genuine — the perfect expression for the people, products and services of Anheuser-Busch. **True to our values.** Values such as promoting responsible consumption, preserving and protecting the environment, and exceeding customer expectations. **True to our tradition.** Throughout a history that reaches back 150 years, our hallmark is an unwavering commitment to the highest quality in everything we do. **True to our shareholders.** Our mission is to deliver superior returns, a mission we strive to accomplish year after year after year.





It's business as usual for Anheuser-Busch

That's good news for shareholders as the company achieves record operating results and outperforms the S&P 500.

It has not been "business as usual" for American business in an extraordinary 2002. After a long period of uninterrupted gains, the stock market fell for the third consecutive year. Corporate scandals led to Congressional action and increased New York Stock Exchange and SEC regulation. Consumer confidence remained at low levels. International events hurt economic stability and recovery.

But it has been "business as usual" for Anheuser-Busch, and that's good news for our shareholders. Once again, our company achieved record operating performance and substantially outperformed the S&P 500. Some of our highlights for 2002:

- Anheuser-Busch's stock price was up 7.1%.
- Total return to shareholders, including dividends, was 8.7%.
- Domestic market share reached 49.2% and sales volume grew to 101.8 million barrels.
- Return on capital employed increased by 120 basis points and earnings per share were up 14%.

Overall, it was a great way to celebrate our 150th year in business.

In one sense, 2002 was a unique year for our company. This is the first time we have published a joint letter to shareholders. After 44 years with the company, August A. Busch III remains chairman of the board. Patrick Stokes took the helm as president and chief executive officer.

Both of us see this as an evolutionary change for the management and direction of Anheuser-Busch. There are aspects of the company we have no intention of changing. We will continue to emphasize quality in everything we do. We will continue to target above-average returns to our shareholders. We will continue to invest in opportunities within our core beer business that promise growth and attractive returns for our shareholders. We will operate this company in the same simple, straightforward and transparent manner that has been the hallmark of Anheuser-Busch.

However, we know that there will be changes and opportunities that will impact our company. How Anheuser-Busch responds to these challenges and brings its resources to bear on these opportunities will frame the future of our company.

The year 2002 witnessed improved results in each of our major business areas: domestic beer, international beer, packaging and entertainment.


A-B vs. S&P 500 Annualized Total Return
(% gains, as of year-end 2002)
A-B
S&P
30
20
10
0
-10
-20
-30
8.7%
-22.0%
12.7%
-14.5%
19.1%
-0.6%
15.5%
9.3%
18.2%
12.7%
1 year
3 year
5 year
10 year
20 year


TRADE
MARK
ANHEUSER BUSCH BREWING ASSN
ST. LOUIS MO.

PATRICK STOKES
PRESIDENT AND CEO

AUGUST A. BUSCH III
CHAIRMAN OF THE BOARD

Domestic beer

Our share of the U.S. market — the most profitable beer market in the world — rose 0.5%. We now sell 2.5 times the volume of our nearest competitor.

Driving these results were the successful introduction of new brands and the continuing growth of the Bud family.

We successfully rolled out Bacardi Silver in the flavored-alcohol beverage segment. Although the segment softened in the second half of 2002, we are well-positioned to compete in this category. In addition, we found a partner in Bacardi that we respect and with whom we enjoy working.

In the fall of 2002, we introduced a super-premium low-carbohydrate beer under the Michelob ULTRA label. While we have less than six months of sales experience with this brand, we are very pleased with its acceptance by consumers.

In contrast to these new brands, we have been brewing and selling Budweiser for more than 125 years. Backed by superb marketing, Bud Light and Budweiser continued their positions as the two best-selling beers in the United States during 2002.

We could not have achieved this success without the dedication and commitment of our own family of talented employees and the best wholesaler system and brewery network in the business. Our more than 600 wholesalers are not only largely exclusive in their sales of Anheuser-Busch brands, they lead the best-trained and most-dedicated selling force in the industry. And our 12 breweries, located strategically throughout the United States, ensure that the freshest beer possible reaches consumers.

We continue to work closely with our wholesaler system through our Wholesaler Advisory Panel, which forms a critical part of our management process. We also provide wholesalers with satellite-based training, and generate sales data and customized sales tools almost instantaneously through Internet-based communications systems.

We believe that the best use of cash flow is to reinvest in our core businesses. As a result, we have modern, efficient breweries that have met demands for higher volume while reducing costs by more than $300 million over the past five years.

Our strong brand portfolio, excellent marketing, dedicated wholesalers and employees, and highly efficient breweries position us to capitalize on a growing domestic market. With enhanced growth in the young-adult (age 21-27) segment over this decade, the U.S. market is increasing between 1% to 1.5% annually, which should result in continued favorable trends for our domestic beer operations.

International beer

Our strategy in the global beer marketplace is to concentrate on countries with growth potential by forming equity partnerships with other leading brewers and establishing operations designed to grow the Budweiser brand outside the United States. We succeeded on both counts in 2002 as we posted record international beer volume of 8 million barrels and improved our prospects for continued growth.

A large portion of our global income was generated by our partnership with Grupo Modelo, Mexico's leading brewer. Modelo increased its share of the market in Mexico to 56.9%, and Modelo's exports grew by 11.3%.

Modelo solidly holds the No. 1 position in the U.S. import market. Through our 50% ownership of Modelo, these results were a major contributor to our total equity income of $352 million. Modelo's investments for new capacity are under way to meet increased demand.

In 2002, we forged another key partnership by reaching an agreement with China's Tsingtao Brewery Co., Ltd. The partnership will eventually result in Anheuser-Busch having economic ownership of 27% of the company in partnership with the City of Qingdao Asset Bureau, which will remain as the largest shareholder. The potential of Tsingtao is enormous because China became the world's biggest beer market in 2002 and Tsingtao is the country's market-share leader. With Tsingtao's 12.8% market share in this fragmented industry, there are significant opportunities for growth. We see a parallel with Anheuser-Busch when it faced similar U.S. industry challenges in the 1960s, and we believe that experience will serve us well.

Our third equity partnership is our 20% stake in Compañía Cervecerías Unidas (CCU). CCU holds a 90% share of the beer market in Chile and also has operations in Argentina. Latin America is attractive because it has low beer consumption rates with a growing population that includes a large segment of 21-27-year-olds.

The second part of our global strategy — growing Budweiser outside the United States — also produced strong results in 2002.

Budweiser is the world's best-selling beer. Available in more than 80 countries, Budweiser is particularly strong in the United Kingdom, Canada, Ireland and China. The United Kingdom is our most profitable market outside of the United States, and Budweiser volume and profit there rose in mid-single digits in 2002. Budweiser showed strong growth in Canada, which is our largest volume market.

In China, sales of Budweiser and Bud Ice, which we produce in our brewery in Wuhan, increased 21.5% to 1.7 million barrels. We have built our own sales force and have developed a network of 100 wholesalers. Our efforts are paying off with significant improvements in volume and profit.

Budweiser's success in China and other key markets, coupled with our partnerships with Modelo, Tsingtao and CCU, position us for continued strong growth in the international marketplace.

Packaging operations

We are proud of the way our Packaging Group achieved its business goals last year in providing a reliable and high-quality source of cans, bottles and other packaging materials for the beer company.

Aided by an improved revenue climate and higher productivity, Metal Container Corporation increased its profit contribution, return on invested capital and free cash flow.

In its first full year of operation, Longhorn Glass provided quality bottles to our Houston brewery — a critical function, as bottles were in relatively tight supply.

Precision Printing, Eagle Packaging and Anheuser-Busch Recycling provided labels and crown/closure liner material and recycled cans, consistent with their roles in supporting the beer company.

Entertainment operations

Busch Entertainment had a successful year at its nine theme parks. Despite an uncertain atmosphere for tourism in 2002, our parks entertained nearly 20 million visitors and delivered record earnings.

Several new shows and attractions were opened, with more planned in 2003. One that will debut in four locations is a new film experience written by acclaimed author R.L. Stine. In addition, SeaWorld Orlando is renovating its merchandise and food operations, and will unveil "The Waterfront," a Mediterranean-themed dining, shopping and entertainment area, in May.

Domestic beer

Domestic beer volume rose 2.1% to 101.8 million barrels and U.S. market share increased to 49.2%. Successful introductions of new brands and continued growth of the Budweiser family fueled growth in 2002. Anheuser-Busch now sells 2.5 times the volume of its nearest competitor.

International beer

Anheuser-Busch generated record international beer net income of $399 million and improved prospects for growth by entering into a partnership with China's largest brewer, Tsingtao. Partnership agreements already exist with Grupo Modelo of Mexico and Compañía Cervecerías Unidas of Chile and Argentina.


49.2% MARKET SHARE
5.4% VOLUME GROWTH

Busch Entertainment has received a number of awards for its entertainment quality, wildlife conservation and commitment to guest service. We believe that our entertainment business is a good way to expose visitors to the quality, character and tradition of Anheuser-Busch, in addition to providing solid, growing profit and free cash flow.

Community service

Anheuser-Busch looks upon corporate citizenship as a serious and important responsibility. We have a long tradition of serving the communities in which we do business.

In 2002, we provided disaster relief in the form of 55,000 cases of drinking water for distressed areas throughout the United States, increasing our total water donations since 1988 to 1.7 million cases. Anheuser-Busch and its charitable foundation donated nearly $39 million to community organizations involved in education, health care, the arts and conservation.

We've also invested more than $400 million since 1982 to promote responsible consumption and fight drunk driving and underage drinking. Last year, we began a $2 million grant program to help several colleges across the country implement an innovative solution to promoting responsible and legal behavior among college students. Called "social norms," this approach works through on-campus campaigns that educate students about the fact that contrary to common perceptions they may have, in reality, the majority of today's college students do behave responsibly. Since first validated more than a decade ago, social norms has been acknowledged by authorities in higher education as one of the most promising and effective approaches to promoting responsible behavior among students.

We believe that it's good business to invest in social norms and other forms of corporate citizenship. By providing meaningful solutions to promoting responsibility and curbing abuse, we are helping society.

Looking ahead

Management's goal and our promise to shareholders is to achieve consistency through change. We will challenge the established way of doing things, be prepared to redeploy people and resources, and find new ways to satisfy wholesalers, retailers and consumers.

But we also recognize that any change must yield the consistent earnings growth and investment return required by our shareholders. This direction and attitude is essential to continue the success we experienced in this and prior years.

The cover of this annual report sums it up in one word: true. In this new century, we will remain true to our time-tested values — to quality, innovation, integrity, open and honest communication, and living up to the responsibility incumbent upon an industry leader.

We will also remain true to providing you, our shareholders, with a stable, dependable investment in a sometimes unstable business environment. That has been our promise for 150 years. And it will continue to be our promise in the years to come.

February 5, 2003

Patrick Stokes

PATRICK STOKES
PRESIDENT AND CEO

August A. Busch III

AUGUST A. BUSCH III
CHAIRMAN OF THE BOARD

Packaging operations

The Packaging Group continued supporting domestic beer operations by supplying high-quality, low-cost packaging and having security of internal supply. The Packaging Group also provided the beer company with insights into packaging products, technologies and economics.

Entertainment operations

Busch Entertainment Corporation showcased the quality, character and tradition of Anheuser-Busch to nearly 20 million guests while achieving record earnings despite a recession in travel and tourism. New shows and attractions made their debut, and more are planned in 2003.


SUPPORTING THE BEER COMPANY
20 MILLION VISITORS
BUD LIGHT
Budweiser

More volume, higher revenue per barrel, cost control contribute to more than $2.9 billion in pretax profits

Pretax profits from U.S. beer operations rise 9%.



AUGUST A. BUSCH IV
PRESIDENT, ANHEUSER-BUSCH, INC. (A-BI)

Busch began working at the St. Louis brewery at age 17. After training as a brewmaster in Berlin, he joined the Brewers & Maltsters Union as an apprentice brewer, served as line foreman, and held several management positions in brewing, marketing and brand management. He later was named vice president of marketing, responsible for all domestic beer sales, marketing and the company-owned wholesale businesses. He was named president of A-BI in July 2002. Busch earned a master's degree in business administration from St. Louis University.



Nearly one out of every two beers sold in the United States is an Anheuser-Busch product. An unwavering commitment to quality, combined with the hard work of our employees and our wholesaler family, our state-of-the-art brewing facilities, an unmatched distribution network and exceptional marketing, has made Anheuser-Busch the market-share leader in the United States since 1957.

Q. **In July, you became president of the domestic beer company. What do you see as the strengths of the company?**

A. Anheuser-Busch is the pre-eminent brewer in the world, and each division within the beer company contributes to our success. Our brewing and production groups continue to raise the bar for quality and superior taste, while developing innovative new products that help us reach new consumers. We do this while controlling costs through the efficient use of capital investments and through the dedication and hard work of the best labor force of any manufacturing company. Our distribution and logistics team is key to our freshness advantage, as they continue to use new technologies to find more efficient ways to bring our products to market. Our sales team has a history of driving company performance by


DOMESTIC BEER PRETAX INCOME
(IN BILLIONS)
$2.9 2002
$2.7 2001
$2.5 2000
$2.3 1999
BUD LIGHT
Budweiser

Young-adult population driving future growth

The 21-to-27-year-old age group represents about 13% of the U.S. adult population today ... but it accounts for more than 27% of total beer consumption. And while the size of this consumer segment declined in the 1990s, it's now projected to grow by roughly 4 million young adults by the year 2010. Driven by the growth of the young-adult population, industry volume is projected to increase between 1% and 1.5% annually throughout the decade, substantially higher than what we saw in the mid-1990s.

working with the world's finest distributor network to build and maintain relationships with more than 400,000 retail customers. These relationships help us add value for our retailers through effective category management, resulting in volume growth and higher profitability for their businesses. Finally, our brand management and media groups continuously enhance the image of our brands, while ensuring that we reach adults at the right time, with the right message.

Q. What were the beer company's major accomplishments in 2002?

A. We raised 2002 pretax profits more than 9% to over $2.9 billion by growing volume, increasing revenue per barrel and controlling costs. At the same time, we also were able to increase the marketing investment behind our core premium brands by 26%. As a result, we saw our key brand families priced at the premium level and above all grow at a greater rate than the total industry. Our Bud family grew 2.0%, driven by the continued success of the No. 1-selling beer in the United States, Bud Light. The Michelob family grew 7.6%, led by the successful fourth-quarter national launch of Michelob ULTRA, which has the lowest carbohydrates of any leading light beer. We also were able to add significant volume with our February introduction of Bacardi Silver in the emerging flavored-alcohol beverage category.



Modernized breweries

Anheuser-Busch is the world's pre-eminent brewer, using state-of-the-art technology in its highly modernized 12 U.S. breweries to help ensure the same crisp, clean taste of every beer that reaches consumers. Investments in brewery modernization have also met demands for high volume while reducing costs by more than $300 million over the past five years.

Q. In the past few years, the beer company has combined price increases, discount reductions and cost controls to generate strong pretax profits. Will this strategy continue in the future?

A. The pricing environment in the U.S. beer industry continues to be highly favorable. Beer is more affordable today than it was 10 years ago, and consumers continue to trade up to premium and above products, indicating a favorable price/value relationship within the industry. We believe it's important to maintain a balanced approach to our pricing actions as we continue to grow both market share and revenue per barrel. We work very closely with our wholesalers and retailers to ensure that we have the right price in each market and on each package, and we constantly work with our suppliers to gain every possible efficiency to control costs while remaining focused on superior quality in all inputs related to our products.

Q. What is the long-term outlook for domestic beer industry sales?

A. The outlook is very good. Beer industry volume is driven more by demographics than by the economy. The 21-to-27-year-old young-adult population represents about 13% of the adult population today, but it accounts for more than 27% of total beer consumption. And while the size of this consumer segment declined in the 1990s, it is now projected to grow by nearly 4 million young adults by the year 2010. Driven by this growth in the young-adult population, industry volume is projected to increase between 1% and 1.5% annually throughout the decade, substantially higher than what we saw in the mid-1990s.

A passion for quality.

Quality is a way of life at Anheuser-Busch. Using only the best ingredients, Anheuser-Busch brews all of its beers naturally with no artificial ingredients, additives or preservatives.

Q. There have been major changes in the brewing industry in the past few years. One of the biggest is domestic industry consolidation, both at the brewer and wholesaler level. What impact does industry consolidation have on the beer company?

A. Certainly, consolidation can make brewers more effective competitors by combining their skills and resources. Since 1990, our industry has seen Heileman and Stroh exit the business and Pabst move to 100% contract production. These moves have led to the closing of five U.S. breweries, eliminating more than 14 million barrels of capacity since 1997. Domestic industry capacity utilization is 86%, which helps provide a more stable competitive environment.

Consolidation has had the greatest impact at the wholesaler level. More and more, non-Anheuser-Busch wholesalers are being forced to take on new brand portfolios, either because

Market share leadership

Anheuser-Busch has been the market-share leader in the United States, the world's most profitable beer market, for 46 years. We have steadily widened our lead over the competition to the point that today nearly one of every two beers sold in the United States is an Anheuser-Busch product.

2002 U.S. MARKET SHARE
(EXCLUDES EXPORTS)


Anheuser-Busch 49.2%
Miller 18.8%
Other Brewers 21.1%
Coors 10.9%

Anheuser-Busch brands are leaders in all major U.S. beer categories. In addition, Corona, the leader in the import segment, is produced by Modelo, which is 50% owned by Anheuser-Busch.

Premium
Budweiser

Premium Light
Bud Light

Super-Premium
Michelob Light

Popular
Busch

Price
Natural Light

Nonalcohol
O'Doul's

Import
Corona


BUD LIGHT


Corona
Extra

Sports sponsorships connect with adult consumers

Budweiser's backing of the world's most popular sporting event, the World Cup, is a prime example of how Anheuser-Busch uses sports sponsorships to connect with adult consumers from a wide demographic background. Anheuser-Busch brands sponsor the Ladies Professional Golf Association, Major League Baseball, Major League Soccer, NASCAR, the National Basketball Association, the National Football League, the National Hockey League, the Professional Golfers' Association and the Women's National Basketball Association.

"Our brand management and media groups enhance the image of our brands by ensuring that we are reaching the right people, at the right time, with the right message." — August A. Busch IV



Bud and Bud Light match up with music

Budweiser and Bud Light broadened their appeal to contemporary adults by stepping up music sponsorships in 2002. Bud Light sponsored the U.S. tour of new Latino star Juanes (right). Meanwhile, Budweiser embarked on its "True Music" initiative, which includes "One Night Stand" concerts (above) by popular bands such as Nickelback and Papa Roach in small venues where attendance is open only to those who get tickets through Budweiser.



Award-winning advertising

Anheuser-Busch supports its brands with memorable advertising. Recognizing the potential to reach consumers in their homes, Anheuser-Busch was the first brewer to sponsor a national television show. In the 53 years since then, Anheuser-Busch has produced a long line of ad campaigns that became national catchphrases, starting with "Pick-a-Pair" and including "This Bud's For You." In January 2003 — for the fifth consecutive year — Anheuser-Busch had the No. 1-rated commercial (shown above) during the telecast of the Super Bowl.


Budweiser

Competitive advantage: unmatched distribution network

Anheuser-Busch has 12 breweries strategically located throughout the United States and a network of more than 600 wholesalers. Anheuser-Busch brands reach retailers, clubs and restaurants much faster than competitors' brands, ensuring that consumers enjoy the freshest beer possible.



Wholesalers focus on Anheuser-Busch brands

Sixty-five percent of Anheuser-Busch's volume is distributed by wholesalers who focus only on selling Anheuser-Busch's beer, a percentage that is far higher than that of any competitor. All Anheuser-Busch wholesalers derive less than 5% of their volume from competitors' brands. The result is a wholesaler focus on selling and supporting Anheuser-Busch brands, resulting in superior execution at the retail level.

Marketing hits a bull's-eye for Bud Light

A marketing strategy that integrates innovative promotions, sports sponsorships and retail support has created an image for Bud Light that is fun, contemporary and social. The brand's appeal is especially strong among 21-to-27-year-old consumers, and strong sales increases year after year have made Bud Light the best-selling beer in the United States.

their primary supplier has merged with another brewer, or because the wholesalers themselves have consolidated. In many cases, these wholesalers no longer have a single brewer providing a majority of their volume, so their loyalties are divided and their focus is diluted, opening up opportunities for Anheuser-Busch wholesalers at the store level. By contrast, the priority interests of Anheuser-Busch wholesalers are very closely aligned with our own. Roughly 65% of all Anheuser-Busch volume is now sold through exclusive Anheuser-Busch wholesalers. All Anheuser-Busch wholesalers derive less than 5% of their volume from competitors' brands. Even among our nonexclusive wholesalers, their focus is clearly on selling and supporting our products, giving us superior execution at retail.

Q. Bud Light's sales have been growing significantly for more than a decade to the point that it is now the No. 1-selling beer in the United States. What are the beer company's plans to sustain that growth?

A. One of the major reasons for Bud Light's success is the brand's total marketing strategy. We have created a brand that is fun, contemporary and social, and right on target with 21-to-27-year-old young adults. Given the projected growth of this consumer segment, a critical part of our plan to sustain that growth is to carefully manage our brand positioning and maintain its relevance with these consumers. Obviously, advertising and media will continue to play a huge role in this plan, along with innovative promotional programs, strong sports sponsorships and dynamic retail support. We believe our unique strategy of using a mix of the industry's finest advertising and promotional agencies — all working together — will continue to deliver the best creative solutions for Bud Light.



U.S. breweries produce record volume

Anheuser-Busch achieved record U.S. beer sales volume of 101.8 million barrels in 2002, an increase of 2.1 million barrels, or 2.1%, over 2001. Anheuser-Busch's 12 U.S. breweries ran at 96% of capacity in 2002.

Q. Another recent development is the emergence of a new brand category, flavored-alcohol beverages. The beer company introduced Bacardi Silver in this category in 2002. Is this category a long-term source of potential revenue?

A. In 2001, flavored-alcohol beverages began to take off, and there were even some concerns that this category might substantially cut into light beer volume among young adults. In 2002, we successfully introduced Bacardi Silver, and despite being priced at a premium to the segment leader, it became one of the three most-successful spirits-branded products in the category. Our partnership with Bacardi USA allowed us to capture almost half of all growth in the flavored-alcohol beverage market in 2002 ... *without* impacting the strong growth of Bud Light. While the trends in this category have softened, we do expect modest growth, and Bacardi Silver is well-positioned to continue to gain market share.


BACARDI
Silver
BACARDI
SILVER

Q. What are the beer company's greatest challenges and how will it meet them?

A. The high-end category has been particularly challenging for the entire domestic industry. It's comprised of categories such as imports, flavored-alcohol beverages and microbrews. In 2002, we made significant headway in penetrating this segment by launching two successful new brands. Bacardi Silver has given us a meaningful role in the flavored-alcohol beverage segment, while Michelob ULTRA has allowed us to source incremental volume at a higher revenue per barrel than our premium brands. Together, these two products added nearly 1 million barrels of volume to our portfolio in 2002. We also participate in the high-end category through our Modelo relationship. Modelo is the leading brewer of imported beer sold in the United States, representing more than one-third of the import category. Our 50% stake in Modelo allows us to share in this success. We also have almost 200 wholesalers — including some company-owned operations — carrying the Modelo brands. We feel this is a winning long-term strategy.



Michelob AmberBock posts double-digit sales gain for fifth consecutive year
Michelob AmberBock is one of Anheuser-Busch's fastest-growing brands. Introduced in 1995, AmberBock has a rich, malty, smooth taste that is hearty and full-bodied.


MICHELOB
FAMILY OF BEERS

Super-premium leader: Michelob family

Michelob and Michelob Light represent the Michelob family in the super-premium category. Michelob also fields brands in the specialty category, led by Michelob AmberBock. Michelob ULTRA is the newest member of the family.


ANHEUSER-BUSCH INC
MICHELOB
AMBERBOCK
MICHELOB
LAGER

Q. **Year-in and year-out, Anheuser-Busch achieves excellent results. How will the beer company continue this success in the years ahead?**

A. We build on our strengths in brewing, packaging, marketing and distribution. We continue to innovate, with new brands, new packages, new services and support. And we remain firmly dedicated to providing the freshest, highest-quality products in the industry. But fundamentally, the key to our company's future lies in the people of Anheuser-Busch. We have a team of tremendously talented and highly dedicated professionals, all focused on delivering shareholder value through every facet of our operation. It's the people of Anheuser-Busch who brought us here … and by encouraging our people to search for new opportunities, new ideas and new solutions, we build on our success and create a work environment that's attractive to the next generation of talented people.


Lose the carbs. Not the taste.

Brand innovation: Michelob ULTRA

Michelob ULTRA is a smooth, light lager that delivers premium flavor with only 95 calories and 2.6 grams of carbohydrates, the lowest carbs of any leading light beer. Adults age 21-34 with an active lifestyle are Michelob ULTRA's primary consumer target, with adults age 50-plus as a secondary target. Although only in national distribution since late September 2002, Michelob ULTRA has generated excellent sales.

NEW

Introducing new bottles Michelob and Michelob Light joined the rest of the Michelob family by transitioning to sloped-shoulder bottles in 2002.


NEW
ORIGINAL


MICHELOB
Light


Michelob
ULTRA

Together, Bacardi Silver and Michelob ULTRA added nearly 1 million barrels of volume in 2002.

International business generates most profits ever

Growth of Budweiser and investments in other brewers pay off with $399 million of net income in 2002.



STEVE BURROWS
CHIEF EXECUTIVE OFFICER AND PRESIDENT
ANHEUSER-BUSCH INTERNATIONAL, INC. (A-BII)

Burrows began his career with the company in the sales department in 1979. He has held a variety of positions in sales and marketing, including vice president of consumer awareness and education, which promotes responsible consumption of the company's products. Burrows has spent 10 years in the company's international division and was named head of A-BII in 1998. He earned a master's degree in business administration from Lindenwood College.

A-BII is responsible for the company's foreign beer operations and equity investments. Anheuser-Busch operates two international breweries, one in China and one in the United Kingdom. Budweiser is locally brewed under license in seven countries outside the United States under the direct supervision of Anheuser-Busch brewmasters.

Q. | **What is the company's international beer strategy?**
A. | A-BII's business is built upon three growth strategies: brand development through our Budweiser operations, business development through our investments in other brewers, and employee development through efforts to recruit and train qualified management to oversee the long-term growth of the international division.

Q. | **What were the results of that strategy in 2002?**
A. | Overall earnings of our international business, including our equity earnings from our partial ownership of Modelo in Mexico and CCU of Chile and Argentina, provided $399 million of net income compared to $309 million in 2001, up 29.3%. This represents 21% of Anheuser-Busch earnings overall and more than 33% of the company's earnings growth in 2002.

China – a world of opportunity

China passed the United States in 2002 to become the world's largest-volume beer market. Anheuser-Busch is well-positioned to capitalize on this opportunity with a brewery in Wuhan, a dedicated sales force, and a network of 100 wholesalers. In 2002, Anheuser-Busch completed an agreement to increase its stake up to 27% of Tsingtao, China's largest brewer, over the next seven years.



Anheuser-Busch partners with Tsingtao

Anheuser-Busch's president and chief executive officer, Patrick Stokes (left), raises a toast with Jin Zhiguo, vice chairman of the board and president of Tsingtao, after reaching an agreement for Anheuser-Busch to increase its stake up to 27% of Tsingtao.

Profitable partnership in Mexico

In addition to selling Budweiser and Bud Light in Mexico, Anheuser-Busch owns 50% of Grupo Modelo, Mexico's leading brewer. Overall earnings of our international business, including our equity earnings from our partial ownership of Modelo, provided $399 million of net income, up 29.3% compared to 2001.

Q. How did A-BII's Budweiser operations perform in 2002?

A. The focus the past two years has been on volume and profit growth in key countries that account for most of the premium beer sold outside the United States. These include China, the United Kingdom, Ireland, Spain, Italy, Canada, Mexico and Argentina.

The 2002 pretax profit contribution of $76 million was the best ever for our international operations. Growth in operations was driven by China and Canada.

Q. What were the results of Budweiser's operations in the three regions of Anheuser-Busch's focus — Europe, Asia and the Americas — starting with Europe?

A. In the United Kingdom, Budweiser volume grew 3%, making it the second straight year of growth after a slowdown in sales in the late 1990s. Profits in the United Kingdom were up mid-single digits in 2002. The United Kingdom remains the largest profit contributor to A-BII beer sales.



Growth in key countries

Eight countries (shaded in red) account for most of the premium beer sold by Anheuser-Busch outside of the United States. They are Argentina, Canada, China, Ireland, Italy, Mexico, Spain and the United Kingdom.

Budweiser volume in Ireland declined by 3% in 2002. While Budweiser remains the second-largest-selling beer in the country behind Guinness Stout, increased competition in Dublin has led to this decline. However, in the West of Ireland, Budweiser has gained volume and market share. With our brewing partner, Guinness, new and more aggressive marketing programs have been developed to regain momentum in the Dublin area.

Spain and Italy represent our primary markets in continental Europe. Sales were impacted in both areas by unfavorable summer weather in 2002. In Spain, the conversion to a license agreement with Cerveceria Damm, Spain's third-largest brewer, provided profit improvement, and volume grew by 6% compared to 2001. In Italy, a license-brewing alliance with Bira Peroni provided a volume increase of nearly 3%.

Q. How did Budweiser perform in the Americas?

A. Canada is A-BII's largest volume and second-largest profit market. Volume grew nearly 5% and profits increased mid-single digits. Budweiser is the No. 1-selling packaged brand in Canada. The light-beer category, while much smaller than in the United States, continues to increase. Bud Light had strong growth off a small base. Bud Light is the fourth-largest-selling light beer in the category.

In Mexico, the Budweiser and Bud Light business achieved double-digit volume and profit growth for the second straight year.

In Argentina, profitability was impacted by the economic crisis and peso devaluation. However, Budweiser volume still grew 12% and gained market share as the industry declined.

Q. | What were Budweiser's results in Asia?

A. | China represents the most important long-term market for Anheuser-Busch in Asia. As a result of strong consumer marketing, a dedicated Anheuser-Busch sales force and a network of 100 wholesalers, volume grew 21% and profits improved significantly vs. last year. Budweiser is the No. 1 brand in the premium category in China, and Bud Ice competes well in the super-premium segment. As a result of strong sales over the past two years, plans are being made for a second expansion of the Budweiser Wuhan International Brewery.

Q. | What is the outlook for Budweiser operations?

A. | Growth in the Budweiser operations area of our international business will be the result of continued focus on the basics of making a superior and consistent product, creating consumer demand with strong image marketing, and improving our position at the retail level with strong sales and distribution efforts.

The company will continue to focus on markets with good growth and profit potential.

Q. | How did A-BII's equity investments perform?

A. | Improved earnings of Modelo — net income up $73 million after local country tax — provided significant growth in the international division.

In addition, an agreement has been reached with Tsingtao, China's largest brewer, in which Tsingtao will issue convertible bonds to Anheuser-Busch that enable Anheuser-Busch to increase its equity ownership of Tsingtao from 4.5% to 27% in the next seven years in partnership with the City of Qingdao, which will remain as the largest shareholder. China has become the largest beer market in the world. With our growing Budweiser business and new partnership with Tsingtao, Anheuser-Busch is well-positioned to participate in the long-term growth potential of this important market.

Latin America also is an area of focus for equity investments. In 2001, we expanded our position in Latin America by purchasing 20% ownership in Compañía Cervecerías Unidas (CCU), which operates principally in Chile and Argentina. While recent economic instability has caused a slowdown in several South American countries, this region continues to deliver favorable long-term volume and profit potential. The company will continue to explore new opportunities in this region.


TELEPHONE
TELEPHONE
PHONE
TELEPH

Sales and volume rise in United Kingdom

The United Kingdom generates the most profits of any country outside the United States for Anheuser-Busch. In 2002, Budweiser volume grew 3.6% and profits rose mid-single digits.

Budweiser is No. 2 in Ireland

Budweiser is the second-largest-selling beer in Ireland. Backed by new and aggressive marketing programs with Anheuser-Busch's Irish partner, Guinness, Budweiser is poised to rebound from a decline in sales in 2002.

Packaging Group's pretax profits rise 42%

Greater volume, higher prices, lower expenses and first full year of glass bottle operations drive $46 million increase in profits.



JOE SELLINGER
CHAIRMAN OF THE BOARD, CEO AND PRESIDENT
ANHEUSER-BUSCH PACKAGING GROUP, INC.

Sellinger has been closely involved with beer operations since starting as a supervisor in the Williamsburg, Va., brewery in 1971. He has held numerous positions at various breweries, including working on the startups of two breweries. He was vice president of plant operations from 1988-1992 and vice president of operations from 1992-2000. Sellinger earned a bachelor of arts degree in history from Georgetown University.

The Packaging Group produces cans, lids, labels and other packaging materials for Anheuser-Busch's domestic beer operations and other customers. It also is the world's largest recycler of aluminum beverage cans, recycling the equivalent of more than 100% of the cans used by Anheuser-Busch in its U.S. operations.

Q. What is the Packaging Group's role within Anheuser-Busch?

A. The Packaging Group's focus is on supporting the beer company. We add value to Anheuser-Busch by providing high-quality, low-cost packaging and a secure internal packaging supply. We also provide insights into new products, technologies and economics for Anheuser-Busch, Inc.'s substantial annual packaging purchases.

Q. What does the Packaging Group contribute to Anheuser-Busch's financial performance?

A. The Packaging Group contributed $154 million in 2002 pretax profits. This is an improvement of $46 million over 2001. We had much-improved earnings at Metal Container because of higher volume and soft-drink can prices in tandem with lower operating and overhead expenses.

Precision Printing continued to improve its profit contribution by reducing costs. Longhorn Glass was profitable in 2002, its first full operating year.

In addition, the Packaging Group's free cash flow increased substantially, reflecting an operating cash flow increase from volume growth, can and lid inventory reductions and lower capital expenditures compared to 2001.

Q. How did the individual components of the Packaging Group perform in 2002?

A. Metal Container produced more than 25 billion cans and 28 billion lids. Quality continued to improve and costs were further reduced. Significant accomplishments in 2002 included extending long-term customer contracts.

Precision Printing executed its strategy of being a label resource for the beer company and adding label sales to improve plant utilization. Precision Printing took costs out of all areas of the business.

Anheuser-Busch Recycling continues to recycle more aluminum than is used for Anheuser-Busch beer cans. However, recycling rates are declining, which have reduced used beverage can availability and squeezed margins.

Longhorn Glass was below expected volume because of start-up production issues in the first half of 2002. The second half met our expectations, and the Houston plant was profitable in its first full year of operation. We made significant progress in learning glass bottle manufacturing and are pleased with our investment.


Longhorn Glass Corporation
Longhorn Glass Corporation



2002 PACKAGING OPERATIONS
PRETAX PROFIT CONTRIBUTION

01 02

2002
$154 MILLION

2001
$108 MILLION

25 **Billion cans and 28 billion lids** ***produced in 2002*** Quality continued to improve and costs were further reduced. Significant accomplishments in 2002 included extending long-term customer contracts.

Q. What is the outlook for the packaging and recycling industries?

A. Domestic industry can volume declined in 2002. We continue to see consumer preference for beer in glass bottles and soft drinks in plastic bottles.

Thus, we expect to see flat to slightly declining can volume in the future.

The growth in glass bottles at the beer company will increase Precision's volume because it supplies 80% of the beer company's labels. But increased output of bottled brands will have no impact on Longhorn as the plant is sold out and all of its output goes to our Houston brewery.

Lower can-recycling rates make it more difficult for Anheuser-Busch Recycling to supply our aluminum customers with used beverage cans to meet their melting facilities' production requirements. We continue to support voluntary recycling through awareness/education efforts and partnering with aluminum suppliers, collectors and industry associations.

Q. How will industry trends affect the Packaging Group?

A. We are prepared to adjust capacity as packaging needs change for the beer company and other customers. We will continue to focus on increasing quality and controlling costs to meet our customers' requirements in cans, labels, glass bottles, crown/closure liner material and used beverage cans. We have no plans to increase capacity in any of our businesses. We will continue to invest in our plants to reduce costs and improve operations.

Q. What are your plans for the Packaging Group for the next few years?

A. Our mission will be to continue to supply high-quality, low-cost packaging materials to Anheuser-Busch and other customers. Overall, we want to be the supplier of choice for primary and secondary packaging materials. We will continue to support the beer company's packaging needs.

Busch Entertainment posts record earnings

Earnings rise 8% despite the biggest slowdown in tourism and travel in 10 years.



KEITH M. KASEN
CHAIRMAN OF THE BOARD AND PRESIDENT
BUSCH ENTERTAINMENT CORPORATION (BEC)

Kasen joined SeaWorld Orlando in Orlando, Fla., in 1986 as director of operations following a 20-year career as a naval aviator. Before becoming chairman of the board and president of BEC, he was executive vice president and general manager at SeaWorld Orlando. He also led the development and operation of Discovery Cove in Orlando, which opened in July 2000. Kasen earned a master's degree in business from the University of Utah.



BEC is one of the largest theme park operators in the United States with nine parks located throughout the country. Nearly 20 million guests visit BEC's parks each year. BEC is also a leader in wildlife conservation and education.

Q. **What is Busch Entertainment Corporation's mission as a business segment of Anheuser-Busch?**

A. There are three dimensions to our role at Anheuser-Busch. The first and perhaps most important goal for BEC is sound financial performance, with steady growth in operating profit, free cash flow and return on investment. Second, our parks enhance the image of Anheuser-Busch. We work to ensure that every guest leaves with an appreciation of this company's commitment to quality, environmental stewardship and good corporate citizenship. Our final business objective is the promotion of Anheuser-Busch products. In addition to serving the company's brands at our park restaurants, Anheuser-Busch Hospitality Centers and Budweiser Beer Schools have proved enormously popular among our guests of legal drinking age. We believe that adults who enjoy their experience at our parks are more likely to choose one of our brands when selecting a beer.

SESAME PLACE
BUSCH GARDENS WILLIAMSBURG
WATER COUNTRY USA
SEAWORLD SAN DIEGO
SEAWORLD ORLANDO
SEAWORLD SAN ANTONIO
DISCOVERY COVE
BUSCH GARDENS TAMPA BAY
ADVENTURE ISLAND

Nine across the nation

BEC operates nine theme parks in the United States. This diverse portfolio includes seasonal parks such as Busch Gardens in Williamsburg, Va., and year-round parks in traditional tourist destinations such as Orlando, Fla., resulting in a balanced mix of guests from local, nearby and distant markets.

Fun on land and water

Thrill rides — both of the wet and dry variety — provided excitement for nearly 20 million visitors to Busch Entertainment's parks in 2002. Entertainment operations target sound financial performance, enhance the image of Anheuser-Busch, and promote Anheuser-Busch's products.

A day of adventure, a lifetime of memories

Busch Gardens, Discovery Cove and SeaWorld offer an experience unlike any other park. Guests interact with sea and land animals and explore nature's wonders.



Q. How did BEC perform in 2002?

A. I am proud to say that we generated record earnings again in 2002 (excluding the one-time gain on the sale of SeaWorld-Cleveland in 2001). Despite the deepest recession in travel and tourism in a decade, BEC achieved 8% earnings growth and record free cash flow from continuing operations.

Q. What factors contributed to BEC's success in 2002?

A. We entered 2002, like every company in the leisure sector, uncertain about the effects of September 11 and overall economic conditions on vacation travel. We completely revised our business plan, increasing our emphasis on prudent cost control and per-capita revenues. We also shifted marketing programs to focus on markets within driving distance of our parks, since our forecasts suggested we would receive fewer international and long-haul domestic visitors. We introduced a number of innovative programs that proved remarkably successful, including the industry's first and only "print-at-home ticket." Another key to our success has been Discovery Cove, a park that continues to greatly exceed our expectations. Finally, we've seen steady free cash flow growth, in part because of our strategy to moderate capital reinvestment.

Q. How was BEC able to generate this success when tourism was down in general for the year?

A. While much of our business plan was developed in response to current travel industry conditions, we have been encouraged by the success of longer-term strategies. Offering the highest-quality entertainment experience has allowed us to exercise price leadership in nearly every market, while still offering our guests a great value. We have shifted capital spending toward improving in-park experiences like shopping, dining, camps and animal interactions that we felt had growth potential. This is significant because we have been able to realize strong per-capita revenue growth at a time when attendance across the industry is likely to be flat or down, and we have protected our total revenue.

Another key element of our success is the diversity represented by our portfolio of parks. Operating regional parks such as Busch Gardens Williamsburg, as well as year-round parks in traditional tourist destinations like central Florida, also provides some measure of protection from market forces that can be very disruptive in this industry. If economic conditions adversely affect airline travel, parks that rely primarily on nearby markets perform well. We are fortunate to have a balanced mix of local, nearby and distant market guests.

Q. In some of their locations — especially in Orlando, Fla. — BEC's parks compete with other theme parks. What differentiates BEC from its competition?

A. We compete with other theme parks only in the broadest sense. The experience we provide at parks like SeaWorld and Discovery Cove is unlike anything else offered in Orlando. In that context we compete less with other theme





Wildlife conservation leader

Busch Entertainment is a global leader in wildlife conservation and education. In 2002, BEC successfully implemented artificial insemination in killer whales and had more than 30,000 people participate in its wildlife adventure camps.



Food, fun and entertainment

One of BEC's long-term strategies directs capital spending toward improving entertainment, dining, shopping and animal interaction. This strategy has created strong per-capita revenue growth to offset flat or slightly declining attendance across the theme park industry.



parks and more for a potential guest's available time and leisure dollar. We try to create experiences that are unique and of exceptionally high quality. For our central Florida parks, interaction with animals is a central feature of that experience and a critical competitive point of difference.

Q. | What are the major issues facing the theme park industry in general and BEC in particular? How does BEC plan to address these issues?

A. | Beyond the short-term uncertainty in travel and tourism, we're operating in a mature industry with growth potential defined by population increases and international tourism volume. Knowing these constraints, we have realized growth through increasing repeat visitation. This comes with an inherent challenge, however: how to keep the experience fresh and fun, time after time. For many years, the strategy in our industry was to regularly add high-cost new attractions. We adopted a more disciplined approach to capital reinvestment and are keeping our parks fresh with "efficient" attractions and seasonal events. A good example of an efficient new attraction — one that requires minimal time, effort and expense to put in place — is R.L. Stine's Haunted Lighthouse 4D, a new film attraction opening at four locations in 2003.

Mega-attractions are still part of our mix. "Journey to Atlantis," a combination splashdown, roller coaster and special-effects attraction, is under construction at SeaWorld San Diego. SeaWorld Orlando will open a Mediterranean-themed entertainment district with high-end shopping and dining.

Q. | BEC is a world leader in wildlife conservation and education. What were the highlights of these activities in 2002?

A. | This is a source of pride for all of us at Anheuser-Busch. The most significant achievements for us last year were the successful implementation of artificial insemination in killer whales and the continuing evolution of our camp programs for children. Artificial insemination holds great promise not just as an enhancement for our killer whale breeding efforts, but more significantly as a potential tool in the conservation of endangered species.

We have also been gratified by the response to our camp programs, which attracted more than 30,000 participants last year alone. As we know from experience, many of these kids will go on to make conservation and education the focus of their own careers. We already are seeing that among our own staff. Several members of our zoological team participated in education and camp programs at SeaWorld or Busch Gardens.

Aiding animal friends in need

BEC specializes in helping animals in distress, such as the manatee shown at right. Since 1995, BEC has rescued more than 6,000 injured, malnourished or displaced animals and is returning many of them to the wild.



Anheuser-Busch achieves double-digit earnings per share growth for fourth consecutive year

Earnings per share growth outpaces the S&P 500 by wide margin.



W. RANDOLPH BAKER
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
ANHEUSER-BUSCH COMPANIES, INC.

Baker started with Anheuser-Busch in 1970 in corporate planning. He was appointed vice president and a member of the Strategy Committee in 1978, and has had executive responsibility for corporate planning and development, Busch Entertainment, Busch Industrial Products and Busch Properties. He was appointed chief financial officer in 1996. Baker earned a master's degree in business administration from the University of Pennsylvania's Wharton School.

Q. What are Anheuser-Busch's long-term financial objectives and how is the company performing against these objectives?

A. Anheuser-Busch's long-term financial objectives are to consistently increase earnings per share by a minimum of 10% per year and increase return on capital employed, while maintaining a strong balance sheet.

The company had an excellent year in 2002. We achieved 14% earnings per share growth, which marked our fourth straight year of solid, double-digit growth. Return on capital also increased significantly, up 120 basis points in 2002 and 410 basis points cumulatively over the past four years.

We accomplished this while maintaining financial flexibility and a strong balance sheet, as demonstrated by our continuing A1 and A+ credit ratings from Moody's and Standard & Poor's, respectively.

Q. How has Anheuser-Busch's earnings growth compared with the S&P 500 in recent years?

A. Despite the difficult economic conditions over the past couple of years, Anheuser-Busch's earnings growth has been consistently strong and dependable. Our earnings per share increased 12% in 2001 and 14% in 2002. In contrast, earnings per share for the S&P 500 declined 17% in 2001 and were up just 1% in 2002.

Anheuser-Busch's earnings growth dependability comes from the company's substantial competitive advantages in a stable industry with favorable demographic and pricing fundamentals.

Q. What was the return on the company's stock in 2002 and longer-term relative to the market?

A. The stock market has rewarded Anheuser-Busch for its dependable earnings performance, straightforward business model, transparent financial reporting and conservative financial policies. Total return for Anheuser-Busch stock was 9% in 2002, compared to a loss of 22% for the S&P 500. More importantly, our stock has substantially outperformed the S&P 500 for the last one-, three-, five-, 10- and 20-year periods.

Q. What are the company's priorities for using cash flow?

A. The first priority is to reinvest in our core businesses. This includes capital spending to enhance profit growth in existing operations as well as equity investments in leading international brewers in growth markets, such as our new investment in Tsingtao. Note that we are not interested in diversifying out of our core businesses or making international investments just for the sake of getting bigger.

The second priority is to make substantial cash payments to our shareholders in the form of dividends and share repurchases. In 2000–2002, we increased dividends at an annual compound rate of approximately 9%. We vary the annual amount of share repurchasing to achieve an operating cash flow to total debt ratio close to 40%. This puts us comfortably at the high end of our A1 and A+ credit ratings. In 2002, we returned over $2.6 billion to shareholders through share repurchase and dividends, an increase of 51% vs. 2001.

Return on Capital Employed


18%
16%
14%
13.4%
14.6%
15.6%
16.3%
17.5%
98
99
00
01
02

Earnings Per Share Growth

14% CAGR*


$2.00
$1.00
+16%
+15%
+12%
+14%
99
00
01
02

*Computed on a comparable basis, excluding goodwill amortization for all periods.

True to strong financial performance.

Management's Discussion and Analysis of Operations and Financial Condition

Introduction

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity and cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended December 31, 2002. This discussion should be read in conjunction with the consolidated financial statements and footnotes to the consolidated financial statements included in this annual report.

This discussion contains forward-looking statements regarding the company's expectations concerning its future operations, earnings and prospects. On the date the forward-looking statements are made, the statements represent the company's expectations, but such expectations may change. These expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that the company's expectations and forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in United States demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes; changes in the litigation to which the company is a party; changes in raw materials prices; changes in packaging materials costs; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; and the effect of stock market conditions on the company's share repurchase program. Anheuser-Busch disclaims any obligation to update any of these forward-looking statements. If the company determines to update any forward-looking statement, it will do so publicly. No private statements by the company or its personnel should be interpreted as updating forward-looking statements.

Objectives

Anheuser-Busch remains focused on its three major objectives to enhance shareholder value:

- Increasing domestic per barrel profitability which, when combined with continued market share growth, will provide the base for long-term double-digit earnings per share growth and improvement in return on capital.
- Profitable expansion of the international beer segment by making investments in leading brewers in key beer growth markets, and building the Budweiser brand worldwide. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and owns and operates breweries in China and the United Kingdom.The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand; a 20% equity position in Compañía Cervecerías Unidas (CCU), the largest brewer in Chile; and an agreement to eventually acquire 27% of Tsingtao, the largest brewer in China.
- Continued growth in profit and free cash flow in the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings and quality assurance for domestic beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values and commitment to quality and social responsibility to approximately 20 million visitors annually.

Operating Results

Led by strong growth in its domestic and international beer businesses, Anheuser-Busch had another outstanding year in 2002, selling over 100 million barrels of its beer brands domestically for the first time in history and delivering 14% earnings per share growth. The company also achieved its 17th consecutive quarter of solid double-digit earnings per share growth in the fourth quarter 2002, and has delivered 14.3% compounded annual earnings per share growth since 1998. Diluted earnings per share are calculated on a comparable basis, excluding goodwill amortization from all periods. These accomplishments reflect Anheuser-Busch's proven ability to capitalize on continued favorable domestic beer industry fundamentals and the strong earnings growth contribution by the company's international beer segment, led primarily by the performance of the company's equity partner Grupo Modelo. The combination of revenue per barrel growth, volume growth and favorable costs has significantly enhanced profit margins and return on capital employed. Return on capital employed increased 120 basis points in 2002, and has increased a total of 410 basis points over the past four years.

Anheuser-Busch enters 2003 from a position of strength. The company has the leading brands with the highest quality in the industry, substantial market share leads over its nearest competitors, successful pricing strategies and a strong financial position. The company has established a 12% earnings per share growth objective for 2003.

Effective in the first quarter 2002, the company ceased amortizing goodwill in accordance with FAS No. 142, "Goodwill and Other Intangible Assets." The impact of goodwill amortization on 2001 net income and diluted earnings per share was $35.8 million and $.04, respectively. The impact of goodwill amortization on net income and diluted earnings per share for 2000 was $31.8 million and $.03, respectively. Had goodwill amortization ceased on January 1, 2000, net income for 2001 and 2000 would have been $1.74 billion and $1.58 billion, respectively, while diluted earnings per share for the same periods would have been $1.93 and $1.72.

Comparisons of key operating results for the last three years are summarized in the following tables. As noted above, due to the adoption of FAS 142, operating results for 2002 do not reflect any goodwill amortization expense. Per the requirements of FAS 142, Anheuser-Busch did not restate the results of operations for 2001 and 2000 to exclude goodwill amortization, so results for those years reflect the impact of goodwill expense. The absence or presence of goodwill amortization expense in 2002 and 2001, respectively, makes direct comparison between operating results difficult. Therefore, to provide the clearest understanding of the company's operations, all discussions of operating results for 2002 vs. 2001 are based on 2001 results reported on a comparable basis, excluding the impact of goodwill amortization. Discussions of operating results for 2001 and 2000 vs. prior years are already on a comparable basis, as the results for all years include goodwill amortization expense.

Comparison of Operating Results

Year Ended December 31 (in millions, except per share)

			2002 vs. 2001	
	2002	**2001**	Reported	Comparable Basis*
Gross sales	**$15,687**	$14,973	▲ 4.8%	▲ 4.8%
Net sales	**$13,566**	$12,912	▲ 5.1%	▲ 5.1%
Operating income	**$ 2,980**	$ 2,723	▲ 9.4%	▲ 8.9%
Income before income taxes	**$ 2,624**	$ 2,378	▲10.3%	▲ 9.6%
Equity income, net of tax	**$ 352**	$ 254	▲38.3%	▲28.2%
Net income	**$ 1,934**	$ 1,705	▲13.4%	▲11.1%
Diluted earnings per share	**$ 2.20**	$ 1.89	▲16.4%	▲14.0%

* Excludes goodwill amortization in 2001.

	2001	2000	2001 vs. 2000	
Gross sales	$14,973	$14,534	▲ $439	▲ 3.0%
Net sales	$12,912	$12,499	▲ $413	▲ 3.3%
Operating income	$ 2,723	$ 2,495	▲ $228	▲ 9.2%
Income before income taxes	$ 2,378	$ 2,180	▲ $198	▲ 9.1%
Equity income, net of tax	$ 254	$ 246	▲ $ 8	▲ 3.4%
Net income	$ 1,705	$ 1,552	▲ $153	▲ 9.9%
Diluted earnings per share	$ 1.89	$ 1.69	▲ $.20	▲ 11.8%

	2000	1999	2000 vs. 1999	
Gross sales	$14,534	$13,915	▲ $619	▲ 4.5%
Net sales	$12,499	$11,895	▲ $604	▲ 5.1%
Operating income	$ 2,495	$ 2,302	▲ $193	▲ 8.4%
Income before income taxes	$ 2,180	$ 2,008	▲ $172	▲ 8.6%
Equity income, net of tax	$ 246	$ 179	▲ $ 67	▲ 37.7%
Net income	$ 1,552	$ 1,402	▲ $150	▲ 10.7%
Diluted earnings per share	$ 1.69	$ 1.47	▲ $.22	▲ 15.0%

Beer Sales Volume

Worldwide Anheuser-Busch brands volume is comprised of domestic volume and international volume. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company breweries in China and the United Kingdom and under various license and contract-brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total brands sales volume combines worldwide Anheuser-Busch brand volume with the company's pro rata share of volume in international equity partners Grupo Modelo and CCU.

Total worldwide beer sales volume results for the last three years are summarized on the following page.

Worldwide Beer Sales Volume
Year Ended December 31 (millions of barrels)

	2002	2001	Change
Domestic	**101.8**	99.7	▲ 2.1%
International	**8.0**	7.5	▲ 5.4%
Worldwide A-B brands	**109.8**	107.2	▲ 2.3%
International equity partner brands	**18.1**	17.2	▲ 5.3%
Total brands	**127.9**	124.4	▲ 2.8%

	2001	2000	Change
Domestic	99.7	98.5	▲ 1.2%
International	7.5	7.1	▲ 5.6%
Worldwide A-B brands	107.2	105.6	▲ 1.5%
International equity partner brands	17.2	15.7	▲ 9.7%(1)
Total brands	124.4	121.3	▲ 2.6%(1)

(1) Normalized to exclude incremental volume contributed by the 2001 acquisition of CCU, equity partner brands volume increased 4.9%, and total brands volume increased 2.0%, for 2001 vs. 2000.

	2000	1999	Change
Domestic	98.5	95.8	▲ 2.7%
International	7.1	7.1	▲ 1.1%
Worldwide A-B brands	105.6	102.9	▲ 2.6%
International equity partner brands	15.7	15.1	▲ 3.9%(2)
Total brands	121.3	118.0	▲ 2.8%(2)

(2) Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner brands volume increased 6.2%, and total brands volume increased 3.1%, for 2000 vs. 1999. The company sold its investment back to Antarctica in July 1999.

Sales

Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. The higher the net revenue per barrel, the greater the company's gross profit dollars and gross profit margin, with revenue per barrel increases having nearly twice the impact on profits as comparable percent increases in beer volume. Anheuser-Busch strives to obtain price increases that approximate, or are slightly less than, increases in the U. S. Consumer Price Index over time.

The company's reported domestic sales volume is based on beer sales-to-wholesalers volume. Higher beer sales-to-wholesalers volume increases gross profit dollars and gross profit margin. Wholesaler sales-to-retailers volume is a leading indicator of demand for the company's products at the consumer level. Higher wholesaler sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.

In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. These items were previously offset for zero impact within cost of sales. The company now presents these items separately as sales and cost of sales. This change had a minor impact on revenue and profit margins growth, and had no impact on cash flow, operating income, net income and earnings per share. For comparability, information for 2000 was recast to conform to this presentation.

Sales — 2002 vs. 2001

Anheuser-Busch achieved record gross sales of $15.7 billion and record net sales of $13.6 billion in 2002, representing increases of 4.8%, or $714 million, and 5.1%, or $654 million, respectively, compared to 2001. The increases in gross and net sales were principally due to a $570 million, or 5.7% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and higher domestic beer sales volume. Revenue per barrel generated $354 million in net sales improvement, while higher beer volume contributed $216 million of the increase. International beer net sales increased $43 million, primarily due to volume growth in China. Packaging segment net sales were up $24 million due to higher soft drink can prices and increased volume. Entertainment segment net sales increased $11 million due to higher ticket prices and higher in-park spending, partially offset by slightly lower attendance. The difference between gross and net sales represents beer excise taxes of $2.12 billion.

Sales*
(in billions)


Gross Sales
Net Sales
$13.3
$11.4
$13.9
$11.9
$14.5
$12.5
$15.0
$12.9
$15.7
$13.6
98
99
00
01
02

*The difference between gross sales and net sales represents beer excise taxes.

Domestic beer revenue per barrel grew 3.5% for 2002, reflecting the continued favorable domestic pricing environment, and the introductions of Michelob ULTRA and Bacardi Silver. Revenue per barrel has increased by 2% or more for 17 consecutive quarters. Excluding favorable mix, domestic revenue per barrel increased 2.8% for the year. The increases in revenue per barrel have enhanced gross and operating profit margins, which improved 160 basis points and 80 basis points, respectively, in 2002 vs. the prior year.

Consistent with its practice of implementing annual price increases in two phases, the company completed the first stage of its pricing actions for 2003 by raising prices in October 2002 in markets representing almost 45% of the company's domestic volume. These actions have been very successful, as reflected in the company's strong fourth quarter revenue per barrel performance. As planned, Anheuser-Busch is implementing the second stage of

2003 pricing actions on approximately 20% of its domestic volume. As in the past, these pricing initiatives are tailored to specific markets, brands and packages.

Domestic beer sales-to-wholesalers volume increased 2.1% for the full year vs. 2001, to 101.8 million barrels. This increase was led by Bud family sales, as well as the successful 2002 introductions of Bacardi Silver and Michelob ULTRA. Wholesaler inventories at December 31, 2002 were essentially the same as inventory levels at the end of last year. Wholesaler sales-to-retailers volume was up 1.6% for the year.

Worldwide Anheuser-Busch beer sales volume increased 2.3% for the year in 2002, to 109.8 million barrels. Total beer sales volume was 127.9 million barrels in 2002, up 2.8% vs. 2001. International Anheuser-Busch brand beer volume for 2002 was 8.0 million barrels, an increase of 5.4% vs. 2001. During 2002, the company's three largest markets outside the United States — Canada, China and the United Kingdom — all experienced volume growth.

The company's domestic market share for 2002 (excluding exports) was 49.2%, an increase of 0.5 percentage point compared to 2001 market share of 48.7%. Domestic market share is determined based on estimated U.S. beer industry sales using information provided by the Beer Institute and the U.S. Department of Commerce. The company has led the U.S. brewing industry in sales volume and market share since 1957.

Sales — 2001 vs. 2000

Anheuser-Busch reported gross sales of $15.0 billion and net sales of $12.9 billion in 2001, representing increases of 3.0%, or $439 million, and 3.3%, or $413 million, respectively, compared to 2000. The increases in gross and net sales were principally due to a $429 million, or 4.5% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and a 1.2% increase in domestic beer sales volume. Revenue per barrel generated $298 million in net sales improvement, while higher beer volume contributed $131 million of the increase. Gross and net sales also benefited from sales increases from the international beer and entertainment segments. The difference between gross and net sales represents beer excise taxes of $2.06 billion.

Domestic revenue per barrel grew 3.0% for full year 2001, reflecting a favorable pricing environment and Anheuser-Busch's efforts to balance price increases and market share gains. Gross and operating profit margins increased 100 and 110 basis points for the year, respectively, compared to 2000.

Domestic beer sales-to-wholesalers volume increased 1.2% for full year 2001, to 99.7 million barrels, compared to prior year. Wholesaler sales-to-retailers grew 1.8% for the full year 2001. The Bud family led the increases in sales to both wholesalers and to retailers, with Bud Light continuing its strong sales performance.

Worldwide Anheuser-Busch brand sales volume for 2001 grew 1.5%, to 107.2 million barrels, compared to full year 2000. Total brands sales volume was 124.4 million barrels for the year, up 2.6%.

International beer volume, excluding Modelo and CCU, grew 5.6% for the full year, to 7.5 million barrels, due primarily to solid volume growth in Canada and China.

The company's domestic market share (excluding exports) for 2001 was 48.7%, an increase of 0.2 percentage point over 2000 market share of 48.5%.

Sales — 2000 vs. 1999

Anheuser-Busch achieved gross sales of $14.5 billion and net sales of $12.5 billion in 2000, representing increases of 4.5%, or $619 million, and 5.1%, or $604 million, respectively, compared to 1999. The primary factors responsible for these increases were increased domestic revenue per barrel and higher domestic beer sales volume, which generated a $473 million, or 5.2% net sales increase by the domestic beer segment. Increased domestic revenue per barrel and higher domestic beer sales volume contributed $222 million and $251 million, respectively, to the increase in net sales. Gross and net sales growth were adversely impacted by lower international beer sales resulting from the conversion of the company's 90%-owned Japan joint venture into an exclusive licensing arrangement. The difference between gross and net sales in 2000 is beer excise taxes of $2.03 billion.

Domestic revenue per barrel grew 2.5% for the full year 2000 compared to 1999.

Domestic beer sales-to-wholesalers increased 2.7%, to 98.5 million barrels, for full year 2000. Domestic volume growth was led by the Bud family, with Bud Light registering double-digit growth. Domestic wholesaler sales-to-retailers were up 2.5% for 2000 compared to 1999.

Worldwide Anheuser-Busch brand sales volume grew to 105.6 million barrels, up 2.6% for 2000 compared to 1999. Total brands sales volume was 121.3 million barrels, up 2.8% for the year. Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner volume increased 6.2% for the year, and total brands sales volume increased 3.1%.

The company's reported domestic market share (excluding exports) for 2000 was 48.5%, an increase of 1.0 share point over 1999 market share of 47.5%. Industry estimates provided by the Beer Institute for market share calculations were not adjusted for the impact of a wholesaler inventory reduction initiated by Miller Brewing Company in the fourth quarter of 2000.

International beer volume (excluding foreign equity investment volume) grew 1.1% in 2000, due primarily to growth in Canada and China, partially offset by lower volume in the United Kingdom.

Cost of Sales

The company continuously strives to drive costs out of its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs through better systemwide coordination with its network of independent wholesalers.

Cost of sales was $8.13 billion in 2002, an increase of $192 million, or 2.4% vs. 2001. The increase in 2002 is due primarily to higher domestic beer segment costs, driven by costs associated with higher beer volume of $105 million partially offset by lower brewing materials, aluminum and energy costs. Costs also increased in the international beer segment, due to costs associated with increased beer volume, and in the packaging and entertainment businesses. Gross profit as a percentage of sales was 40.1%, an increase of 160 basis points vs. 2001, reflecting higher domestic beer margins generated by improved pricing and favorable costs.

Cost of sales for 2001 was $7.95 billion, an increase of 1.5%, or $121 million compared to 2000. The increase in cost of sales is principally due to increased costs in the domestic beer segment, including costs of $44 million associated with higher domestic beer volume, higher energy costs and increased packaging material costs which reflect the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. Gross profit as a percentage of net sales was 38.4% for 2001, an increase of 100 basis points compared to 2000, principally reflecting higher domestic beer margins.

Cost of sales was $7.83 billion for 2000, an increase of 5.2%, or $384 million compared to 1999. The increase in cost of sales is primarily due to increased costs in the domestic beer segment, due primarily to costs of $96 million related to higher domestic beer volume, and increased costs at the company's entertainment, can manufacturing and commodity aluminum recycling businesses. Gross profit as a percentage of net sales was 37.4% for 2000, no change vs. 1999.

Marketing, Distribution and Administrative Expenses

Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch's strategy, and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, print and outdoor advertising and event sponsorships.

Marketing, distribution and administrative expenses of $2.46 billion in 2002 represent an increase of $201 million vs. 2001 expenses, or 8.9%. The increase is due to higher domestic beer marketing costs for the Bud and Michelob families, introductory costs and ongoing support for Michelob ULTRA and Bacardi Silver, increased distribution costs due to the acquisition of a beer wholesaler in California, higher litigation costs and a $20 million contribution to the company's charitable foundation.

Marketing, distribution and administrative expenses for 2001 were $2.26 billion, an increase of 3.7%, or $81 million vs. 2000. The increase in these expenses in 2001 was principally due to higher domestic beer marketing costs, higher distribution costs related to the acquisition of a wholesaler in California and higher administrative costs.

Marketing, distribution and administrative expenses for 2000 were $2.17 billion, an increase of 1.3%, or $28 million vs. 1999. The increase is due to higher marketing expenses for the domestic beer segment, higher one-time marketing costs for the entertainment segment related to the opening of the Discovery Cove park and higher general and administrative costs, significantly offset by lower international beer marketing expenses in Japan due to converting the company's joint venture to an exclusive licensing agreement.

Operating Income

Operating income represents the measure of the company's financial performance before net interest cost, other nonoperating items and equity income.

Operating income was $2.98 billion in 2002, an increase of $244 million, or 8.9%, vs. 2001 operating income. In 2001, the company had operating income of $2.72 billion, representing a 9.2%, or $228 million, increase over 2000 operating income of $2.49 billion. Operating income in 2000 increased $193 million, or 8.4% vs. 1999.

Operating margin for 2002 was 22.0%, an increase of 80 basis points vs. 2001. Operating margin in 2001 was 21.1%, a 110 basis point increase over 2000 margin of 20.0%, which increased 60 basis points vs. 1999. Excluding the impact of the $17.8 million gain on the sale of SeaWorld Cleveland recorded in the first quarter 2001, operating margin for 2002 and 2001 increased 90 and 100 basis points, respectively.

Net Interest Cost

Net interest cost (interest expense less interest income) was $367.4 million for 2002, $360.1 million for 2001 and $347.1 million for 2000, representing increases of 2.0%, 3.7% and 14.4%, respectively, compared to prior years. These increases primarily result from higher average outstanding debt balances compared to prior years. The impact of higher debt balances was partially offset by lower interest rates throughout 2002 and 2001. Average interest rates increased in 2000. See the Liquidity and Capital Resources section of this discussion for additional information regarding changes in the company's debt portfolio.

Interest Capitalized

Interest capitalized was $17.7 million in 2002, $26.9 million in 2001 and $33.3 million in 2000. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates and by market interest rates. Capital spending declined in 2002 and interest rates have generally declined throughout 2002 and 2001.

Other Income/Expense, Net

Other income/expense, net includes earnings from the company's limited partnership investments in beer wholesalers, in addition to other items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other expense of $6.4 million in 2002, $12.2 million in 2001 and $1.0 million in 2000.

Income Before Income Taxes

Income before income taxes was $2.62 billion in 2002, an increase of $231 million, or 9.6%, vs. 2001. Income before income taxes was $2.38 billion in 2001 and $2.18 billion in 2000, representing increases of $198 million, or 9.1%, and $172 million, or 8.6%, respectively, vs. prior years. Excluding the impact of the gain on the SeaWorld Cleveland sale in 2001, which better reflects ongoing operations, pretax income increased 10.4% in 2002 and 8.3% in 2001.

Income Before Income Taxes
(in millions)


$1,852.6
$2,007.6
$2,179.9
$2,377.6
$2,623.6
98
99
00
01
02

2002 vs. 2001

Income before income taxes improved for all the company's major business segments in 2002. Domestic beer pretax income for the year was up 9.3%, to $2.92 billion, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased 37% for 2002, primarily due to volume and profit growth in China. Packaging segment pretax profits were up 42%, primarily due to higher soft drink can prices and volume, along with a profit contribution from the company's bottle manufacturing operation in 2002 compared to a loss in the 2001 start-up year. Entertainment segment pretax profits for the year were up 8% compared to 2001, excluding the $17.8 million gain on the sale of the company's SeaWorld Cleveland theme park in 2001.

2001 vs. 2000

Domestic beer income before income taxes for 2001 was $2.67 billion, an increase of $185 million, or 7.5% vs. 2000. This increase is due to higher revenue per barrel and increased beer sales volume. Pretax profit for international beer increased 86% for 2001 due to volume gains in China and Canada, along with contributions from the United Kingdom and Ireland. Income before income taxes for the packaging segment was up 6% for the year, reflecting reduced manufacturing costs partially offset by lower soft drink can pricing, and the impact of start-up costs related to the company's bottle manufacturing operation. This comparison excludes an unfavorable adjustment related to the company's label manufacturing business in 2000. Reported pretax results for the packaging segment increased 22% in 2001. Entertainment segment pretax profits for 2001 increased 14% vs. the prior year primarily due to increased attendance, increased in-park spending and a full year of Discovery Cove operations in 2001 vs. a partial year in 2000. These results exclude the impact of SeaWorld Cleveland operating results and related gain on the sale of the park. Including SeaWorld Cleveland, income before income taxes for the segment increased 29%.

2000 vs. 1999

Income before income taxes for domestic beer in 2000 was $2.48 billion, an increase of 9.7%, or $220 million compared to 1999, due to strong revenue per barrel and volume performance. International beer pretax results moved from a loss in 1999 to profit in 2000, and improved $52.6 million due to volume gains in China and the conversion of a joint venture into a licensing agreement in Japan, which lowered operating costs. Packaging segment pretax income was down 41% for 2000 compared to 1999, reflecting lower conversion pricing on soft drink can sales and an unfavorable $14 million adjustment at the company's label manufacturing business. Excluding the label manufacturing adjustment, packaging segment pretax income was down 32% for the year. Entertainment segment income before income taxes, excluding start-up costs associated with Discovery Cove, which began operations in July 2000, was up 7% for 2000 due primarily to attendance growth in Florida. Including Discovery Cove start-up costs, pretax income for the entertainment segment increased 2% for the year.

Equity Income, Net of Tax

Equity income, net of tax increased 28.2%, to $351.7 million for 2002 vs. 2001. Equity income of $254.4 million in 2001 represents a 3.4% increase compared to 2000 equity income of $246.0 million, which had increased $67.3 million, or 38% vs. 1999. These increases are primarily due to Grupo Modelo's underlying volume and earnings growth.

Equity income from Grupo Modelo for 2002 includes a one-time $6.5 million after-tax charge in the third quarter related to the restructuring of Modelo's brewery operations in southeast Mexico. As a result of the restructuring, Modelo should realize improved efficiencies and operating cost savings in the future.

Modelo equity income also includes a $17 million one-time deferred income tax benefit due to a gradual 3% reduction in Mexican corporate income tax rates from 35% in 2002 to 32% in 2005. The Mexican government enacted the lower corporate income tax rates in the first quarter of 2002. The Mexican tax rate benefit is largely offset by increased U.S. deferred income taxes, which are included in the company's consolidated income tax provision, resulting in minimal consolidated net income or earnings per share benefit. Excluding the impact of the Modelo tax rate benefit and brewery restructuring charge, equity income on a comparable basis increased 24% in 2002.

Net Income

The company earned net income of $1.93 billion in 2002, an increase of $193 million, or 11% over 2001. Net income was $1.70 billion in 2001, an increase of 9.9%, vs. 2000 net income of $1.55 billion. Net income for 2000 increased $150 million, or 10.7% compared to 1999.

Effective Tax Rate

The effective tax rate was 39.7% in 2002, an increase of 100 basis points vs. 2001. The effective tax rate increased in 2002 due to the Modelo deferred tax impact discussed previously and higher foreign taxes, partially offset by the write-off in 2001 of goodwill associated with the sale of SeaWorld Cleveland.

The effective tax rates in 2001 and 2000 were 39.0% and 40.1%, respectively. The decrease in 2001 was primarily due to lower foreign taxes partially offset by the write-off of SeaWorld Cleveland goodwill. The effective rate in 2000 was up 100 basis points vs. 1999 due to increased foreign taxes.

Diluted Earnings Per Share

Diluted earnings per share were $2.20 for 2002, an increase of $.27 per share, or 14%, vs. 2001. Diluted earnings per share of $1.89 for 2001 represent an increase of 11.8% over 2000 earnings per share of $1.69, which had increased 15% compared to 1999. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 40.7 million common shares in 2002 and 28.2 million shares in both 2001 and 2000. Diluted earnings per share for 2002 include a two-thirds cent negative impact from Modelo's brewery restructuring. Diluted earnings per share for 2001 include a one-half cent benefit from the sale of SeaWorld Cleveland.


Diluted Earnings
Per Share *
$1.27
$1.47
$1.69
$1.89
$2.20
98
99
00
01
02

*On a comparable basis, which excludes goodwill amortization, diluted earnings per share for 2001, 2000, 1999 and 1998 would have been $1.93, $1.72, $1.50 and $1.29, respectively.

Employee-Related Costs

Employee-related costs totaled $2.07 billion in 2002, an increase of 4.2% vs. 2001 costs of $1.98 billion. Employee-related costs for 2001 increased 3.6% vs. 2000 costs of $1.92 billion, which increased 2.0% compared to 1999. The changes in employee-related costs primarily reflect normal increases in salaries, wages and benefit levels. Salaries and wages comprise the majority of employee-related costs and totaled $1.63 billion in 2002, an increase of 1.7% vs. 2001. Salaries and wages totaled $1.61 billion in 2001, an increase of 1.8% compared to 2000 costs of $1.58 billion, which increased 2.6% vs. 1999. The remainder of employee-related costs consists of pension, life insurance, health care benefits and payroll taxes.

Employee-Related Costs
(in millions)

98	99	00	01	02
$1,836.8	$1,877.0	$1,915.3	$1,983.5	$2,065.8

The company had 23,176 full-time employees at December 31, 2002. Full-time employees numbered 23,432 and 23,725 at the end of 2001 and 2000, respectively.

Taxes

In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, including beer excise taxes. Taxes applicable to 2002 operations (not including the many indirect taxes included in materials and services purchased) totaled $3.41 billion, an increase of 5.8% vs. total taxes in 2001 of $3.22 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 2001 increased 2.8% compared to total taxes in 2000 of $3.13 billion, which increased 3.5% compared to 1999.

In the first quarter 2002, the company began presenting U.S. income taxes relating to foreign equity investment dividends in the consolidated income tax provision. The company previously presented these taxes in equity income. This change in presentation has no impact on net income, earnings per share or cash flow. For comparability, prior year information has been recast to conform to the 2002 presentation.

Liquidity and Capital Resources

Anheuser-Busch's strong financial position allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its available cash:

- Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and add capacity as needed in its existing operations, and intends to make selected equity investments in leading international brewers in higher-growth markets.
- Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares. The company has paid cash dividends in each of the last 69 years, and has repurchased approximately 3% of outstanding shares annually for over 10 years.

Operating Cash Flow Before Change In Working Capital
(in millions)



$1,977.2
$2,141.6
$2,230.0
$2,316.0
$2,624.3
98
99
00
01
02

The company considers its ratio of cash flow to total debt to be a key measure of ongoing liquidity, and targets a ratio toward the upper end of the 30% to 40% range in order to maintain its strong credit ratings of A1 and A+, from Moody's and Standard & Poor's, respectively. Based on its specific financial position and risk tolerance, Anheuser-Busch believes a strong Single A rating strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company's ratio of cash flow to total debt was 39.7% in 2002, 38.8% in 2001 and 41.6% in 2000.

Sources and Uses of Cash

The company's primary source of liquidity is cash provided from operations. Principal uses of cash are capital expenditures, share repurchases, dividends and business investments. The company uses debt financing to lower its overall cost of capital. Information on the company's consolidated cash flows for the years 2002, 2001 and 2000 is presented in the Consolidated Statement of Cash Flows (categorized by operating activities, financing activities and investing activities) and in the business segments information in Note 15.

Ratio of Cash Flow To Total Debt



41.9%
41.8%
41.6%
38.8%
39.7%
98
99
00
01
02

Cash generated by the company's business segments is projected to exceed funding requirements for each segment's anticipated capital expenditures. However, corporate spending on dividend payments and share repurchases, plus possible additional investments in international brewers, will require external financing. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors. The company uses its share repurchase program to manage its leverage position and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $283.0 million, $186.1 million and $127.8 million at December 31, 2002, 2001 and 2000, respectively.

The company made $201 million in accelerated contributions to its pension plans in the fourth quarter 2002. Due to recent stock market declines, projections indicated Anheuser-Busch would have been required to contribute this amount between now and 2005, but chose instead to contribute the entire amount in 2002 in order to enhance the funded status of the plans immediately. Please see Note 8 for additional information.

The company's fixed charge coverage ratio was 7.6X, 7.0X and 6.7X for the years ended December 31, 2002, 2001 and 2000, respectively.

Commitments and Contingencies

See Note 12 for details of the company's cash commitments for the next five years.

Anheuser-Busch has a long history of paying dividends and expects to continue paying dividends each year. The company has repurchased 2% to 3% of its outstanding common shares for the last several years, and expects to continue to repurchase common shares in the future. However, Anheuser-Busch has no commitments or obligations related to dividends, or for the repurchase or pledging of common shares. The company also has no off-balance-sheet obligations or guarantees and does not use special purpose entities for any transactions.

The company's 9% debentures due 2009 and the ESOP debt guarantee that ends in 2004 (both of which are included in debt on the consolidated balance sheet) permit holders to require repayment of the debt prior to its maturity upon a decline in credit rating below investment grade. In the case of the 9% debentures, the credit downgrade must be preceded by a change in control. The total outstanding balance at December 31, 2002 for this debt is $440 million.

The company occasionally provides short-term, small-scale loan guarantees for beer wholesalers to assist them in obtaining long-term bank financing. The duration of these guarantees varies. At December 31, 2002, there were no guarantees outstanding. There were $2 million in outstanding guarantees at December 31, 2001.

Capital Expenditures

During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important financial measure of acceptability for a discretionary capital project is whether its projected discounted cash flow return on investment exceeds the company's cost of capital.



Capital Expenditures/ Depreciation & Amortization
(in millions)


Capital Expenditures
Depreciation & Amortization
$817.5
$738.4
$865.3
$777.0
$1,074.5
$803.5
$1,022.0
$834.5
$834.7
$847.3
98
99
00
01
02

Total capital expenditures amounted to $835 million in 2002, compared to $1.0 billion in 2001. Capital expenditures over the past five years totaled $4.6 billion. The company expects capital expenditures in 2003 in the range of $950 million to $1 billion and is projecting capital spending during the five-year period 2003 - 2007 of approximately $4.5 billion.

Share Repurchase

The company spent $2.0 billion, $1.2 billion and $987 million to repurchase common shares in 2002, 2001 and 2000, respectively. From an economic perspective, the company's share repurchase program represents an effective cash flow and opportunity cost offset to stock option grants, because the market value increase of repurchased shares directly offsets the increase in the in-the-money value of outstanding options. Anheuser-Busch has historically repurchased more shares each year than it has issued under stock option plans, with average net repurchases of 2% to 3% of outstanding shares each year. Additionally, assuming the company borrows each year to repurchase shares, the cash flow benefit the company receives related to exercised stock options and associated tax benefits has historically more than offset the interest cost. See Note 7 for details of common stock activity.

Dividends

Cash dividends paid to shareholders were $649.5 million in 2002, $614.1 million in 2001 and $571.0 million in 2000. Dividends are paid in the months of March, June, September and December of each year. In the third quarter 2002, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 8.3%, from $.18 to $.195 per share. This increased annual dividends per share to $.75 in 2002, an 8.7% increase compared with $.69 per share in 2001.

In 2001, dividends were $.165 per share for the first two quarters and $.18 per share for the last two quarters, representing an annual increase vs. 2000 of 9.5%. In 2000, dividends were $.15 per share for the first two quarters and $.165 per share for the last two quarters.

Net Income/Dividends
(in millions)


Net Income
Dividends
$1,233.3
$521.0
$1,402.2
$544.7
$1,551.6
$571.0
$1,704.5
$614.1
$1,933.8
$649.5
98
99
00
01
02

Financing Activities

The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 2002, a total of $400 million of debt was available for issuance under an existing registration. The company subsequently issued $200 million in debt in January 2003, leaving it with $200 million available for issuance.

The company's net debt balance increased a total of $619.3 million in 2002, compared to a total increase of $621.2 million in 2001.

Debt issuances were $1.17 billion and $1.23 billion in 2002 and 2001, respectively, as shown below.

Year	Description	Amount (millions)	Interest Rate (fixed unless noted)
2002	**Debentures**	**$850.0**	**$300.0 at 5.95%; $550.0 at 6.5%**
	U.S. Dollar Notes	**$300.0**	**4.375%**
	Industrial Revenue Bonds	**$ 8.8**	**6.11% weighted average**
	Other, net	**$ 8.3**	**Various**
2001	Debentures	$550.0	$250.0 at 6.0%; $300.0 at 6.8%
	U.S. Dollar Notes	$500.0	$250.0 at 6.0%; $200.0 at 5.125%; $50.0 at 5.6%
	EuroNotes	$151.0	$100.0 at 4.51%; $51.0 at 4.6%
	Industrial Revenue Bonds	$ 9.0	6.03% weighted average
	Other, net	$ 24.0	Various

Debt reductions were $547.8 million and $612.8 million in 2002 and 2001, respectively, as shown below.

Year	Description	Amount (millions)	Interest Rate (fixed unless noted)
2002	**U.S. Dollar Notes**	**$300.0**	**$200 at 6.75%; $100 at 7.0%**
	Commercial Paper	**$187.3**	**1.98% weighted average floating**
	ESOP Note	**$ 41.9**	**8.25%**
	Other, net	**$ 18.6**	**Various**
2001	U.S. Dollar Notes	$207.5	$200 at 6.9%; $7.5 at 7.44%
	Commercial Paper	$167.0	4.39% weighted average floating
	Dual-Currency Notes	$162.8	4.1%
	ESOP Note	$ 40.0	8.25%
	Other, net	$ 35.5	Various

In addition to long-term debt financing, the company has access to short-term capital markets through the issuance of commercial paper and potential utilization of a $2 billion revolving bank credit agreement that expires June 2005. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception. See Note 4 for additional information regarding the company's debt portfolio.

Common Stock

At December 31, 2002, registered common stock shareholders numbered 57,259 compared with 57,347 at the end of 2001. See Note 7 for a summary of common stock activity.

The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The closing price of the company's common stock at December 31, 2002 and 2001 was $48.40 and $45.21, respectively. Comparative 2002 and 2001 high and low quarterly closing prices for BUD are provided in the following table.

Price Range of Anheuser-Busch Common Stock (BUD)

	2002		2001	
Quarter	High	Low	High	Low
First	**52.73**	**45.24**	46.46	38.50
Second	**53.95**	**49.10**	46.45	38.88
Third	**54.08**	**44.00**	44.49	39.75
Fourth	**54.97**	**47.70**	46.51	39.70

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are accounting polices Anheuser-Busch believes are key to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. GAAP.

Revenue Recognition — The company's revenue recognition policies are simple, straightforward and comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers, based on negotiated arrangements and normal industry practices. As such, alternative recognition and accounting methods are not available to the company. The company does not engage in consignment sales.

Equity Method Accounting — Anheuser-Busch applies the equity method of accounting whenever it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company's pro rata share of the earnings of investee companies in the income statement. Cash is received and recognized only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. In 2002, Anheuser-Busch recognized equity income of $351.7 million and received cash distributions from investees of $46.7 million. Consolidation of the company's equity investees would not be appropriate because Anheuser-Busch does not have effective control of these entities. Therefore, alternative accounting methods are not available.

Derivatives — The company's use of derivative financial instruments is limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cost fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. Accordingly, all the company's derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, "Accounting for Derivatives and Related Hedging Activity." The only accounting alternative available would be to forego hedge accounting which would ignore the highly effective nature of the company's hedging programs and needlessly introduce volatility into the company's reported earnings.

Advertising and Promotional Costs — Advertising and promotional activities represent significant annual expenditures by the company. Advertising production costs are accumulated and expensed the first time the advertisement is shown, while media and promotional costs are expensed as incurred. Both of these approaches are acceptable under GAAP and the company applies each consistently, based on the nature of the spending. Applying either method exclusively would not materially alter the timing of expense recognition. The company recognized $822 million in advertising and promotional expenses in 2002.

Pension Costs — Anheuser-Busch provides pension plans covering substantially all of its regular employees. The accounting for certain of these plans under FAS 87, "Employer's Accounting for Pensions," requires that the company use three key assumptions when computing estimated annual pension expense. These assumptions are the long-term return on plan assets, the discount rate applied to the projected benefit obligation and the long-term growth rate for salaries.

Of the three, only the discount rate is determined by observable market pricing, with the Standard & Poor's or Moody's long-term average corporate bond yield indices being the common benchmarks. The discount rate used to value the company's pension obligation at any year-end is used for expense calculations the next year — e.g., the December 31, 2002 rate is used for 2003 expense calculations.

For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability.

Following is a summary of the three key assumptions to be used in determining 2003 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate. Modification of these assumptions does not impact the company's funding requirements. Please see Note 8 for additional information.

Assumption	2003 Rate	Impact of 1% Change
Long-term asset return	9.25%	+/- $22 million
Discount rate	6.75%	+/- $14 million
Salary growth rate	4.75%	+/- $9 million

Retiree Medical Costs — Anheuser-Busch provides health care coverage for most of its retirees after achieving certain age and years of service requirements. Under FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," the company is required to estimate the future health care cost inflation rate in order to recognize annual retiree health care cost expense and value the related long-term liabilities on the balance sheet.

The company uses health care inflation rates recommended by its actuarial consultants each year. If the assumed rates changed 1% from those used, annual retiree health care expense would change approximately 13%, or $5 million, while the company's retiree health care liability at December 31, 2002 would change approximately 10%, or $48 million. Please see Note 8 for additional information.

Risk Management

Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, purchases from foreign suppliers, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps and purchased options and collars to manage certain of these exposures. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of free-standing instruments. The company neither holds nor issues financial instruments for trading purposes.

Specific hedging strategies used depend on several factors, including the magnitude and volatility of the exposure, cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure, opportunity cost and the nature of the underlying hedged item. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility while obtaining the most favorable transaction costs possible.

Derivatives are either exchange-traded instruments that are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. No credit loss is anticipated, as the counterparties to over-the-counter instruments generally have long-term credit ratings from Moody's or Standard & Poor's no lower than A1 or A+, respectively. Additionally, counterparty fair value positions favorable to Anheuser-Busch and in excess of certain thresholds are collateralized with cash, U.S. Treasury securities or letters of credit. Anheuser-Busch has reciprocal collateralization responsibilities for fair value positions unfavorable to the company and in excess of the same thresholds. At December 31, 2002, the company held $400,000 in counterparty collateral and had none outstanding.

The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive when terminating any contracts.

Following is a sensitivity analysis indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements discussed below. The company uses value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for long-term debt interest exposure and commodity price exposures.

VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) that incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio for 19 out of every 20 trading days (95% confidence level), based on history. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying price exposures.

Estimated Fair Value Volatility at December 31, 2002 (in millions)

Foreign Currency Risk—Forwards and Options (VAR)	$ 0.4
Interest Rate Risk—Interest Rate Swaps (VAR)	$ 0.7
Commodity Price Risk—Futures, Swaps and Options (Sensitivity)	$14.1

The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Additionally, the preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, it seeks to establish only highly effective hedging relationships and therefore expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.

The company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activity" on January 1, 2001. FAS 133 requires all derivatives to be reported on the balance sheet at fair value, with changes in fair value recognized either in earnings or equity, depending on the nature of the underlying transaction and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's existing derivative positions qualified for hedge accounting under FAS 133, and the impact of adoption was not material. The company made no substantive changes to its risk management strategy as a result of adopting FAS 133. See Notes 1 and 3 for information regarding derivatives accounting policies and the company's derivatives portfolio.

Anheuser-Busch also has interest rate risk related to its debt portfolio, but exposure to interest expense volatility is low because the company predominantly issues fixed-rate debt. At December 31, 2002, fixed-rate debt with an average maturity of 18 years represented 88% of the company's outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2003, and including the impact of existing fixed-to-floating interest rate swaps, an immediate 100 basis points (1.0 percentage point) increase in interest rates would result in incremental interest expense of approximately $8 million over the course of the full year.

Significant Non-U.S. Equity Investments

Grupo Modelo

From 1993 to 1998, the company accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and producer of the Corona brand. Anheuser-Busch's total initial investment in Modelo was $1.6 billion. Anheuser-Busch does not have effective control of either Grupo Modelo or Diblo and, accordingly, the company accounts for its investment on the equity basis. The company has applied the equity method of accounting since its ownership first exceeded 20% in May 1997.

The economic benefit of the company's Modelo investment can be measured in two ways — Anheuser-Busch's share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its cost. The excess of fair value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange at December 31, 2002, was $3.6 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CCU

During the first quarter of 2001, the company purchased a 20% equity interest in Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. Anheuser-Busch had partnered with CCU in Argentina for the six years prior to the CCU investment through the company's equity ownership in CCU-Argentina, a CCU subsidiary that is licensed to brew Budweiser for Argentina, Chile, Brazil and other Latin American markets.

Tsingtao

In October 2002, the company announced the formation of a strategic alliance with Tsingtao Brewery Company, Ltd, the largest brewer in China, and producer of the Tsingtao brand. Anheuser-Busch currently owns a 4.5% equity interest in Tsingtao and under the agreement will invest $182 million in convertible bonds and ultimately increase its economic ownership interest to 27% of Tsingtao over the next seven years. The additional investment is expected to occur in the first half of 2003. Initially, the company will continue to account for its investment on the cost basis as it will own only 9.9% of Tsingtao voting shares and will be unable to exercise significant influence.

See Note 2 for additional information on the company's international investments.

Other Matters

SeaWorld Cleveland

In February 2001, the company sold its SeaWorld Cleveland adventure park to Six Flags, Inc. for $110 million in cash, and recognized a pretax gain of $17.8 million in the first quarter 2001. The sale did not include killer whales, dolphins or any rights to the SeaWorld name. The sale had only an insignificant ($.005 per share after-tax) impact on earnings per share growth in 2001. Anheuser-Busch continues to operate and support its remaining U.S. theme parks.

Stock Split

The company distributed a two-for-one stock split on September 18, 2000. All historical share and per share information in the annual report has been restated to reflect the impact of the stock split.

Environmental Issues

The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plan capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.

The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any Environmental Protection Agency designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company's financial position, results of operations or liquidity.

Internet Access to Anheuser-Busch Financial Documents

The company provides copies of its annual reports on Forms 10-K, quarterly reports on Forms 10-Q, other reports on Forms 8-K, earnings press releases and proxy statements free of charge on its Internet website at www.anheuser-busch.com.

Management's Responsibility for Financial Statements

The management of Anheuser-Busch Companies is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report. Management is also responsible for the reasonableness of estimates and judgments inherent in the preparation of the financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States.

It is management's responsibility to ensure the company maintains accounting and reporting systems, supported by a system of internal accounting controls, designed to provide reasonable assurance as to the integrity of the underlying financial records and the protection of assets. These systems include written policies and procedures, selection and training of qualified personnel, organizational segregation of duties and a program of internal reviews and appropriate follow-up.

Management believes the company's systems are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 2002, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting controls system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting controls.

The Board of Directors is responsible for ensuring the independence and qualifications of Audit Committee members under applicable New York Stock Exchange guidelines. The Audit Committee of the Board of Directors, which consists of five nonmanagement directors, oversees the company's financial reporting and internal controls systems and meets with management, the independent accountants and internal auditors periodically to review auditing and financial reporting matters. The Audit Committee is solely responsible for the selection and retention of the company's independent accountants, subject to shareholder approval. The Audit Committee held five meetings during 2002. Its report for 2002 can be found in the company's proxy statement.

PricewaterhouseCoopers LLP is responsible for conducting an independent examination of the company's financial statements in accordance with auditing standards generally accepted in the United States, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company's financial position, operating results, cash flows and changes in shareholders equity.

Report of Independent Accountants

800 Market Street
St. Louis, MO 63101

PRICEWATERHOUSECOOPERS

February 3, 2003

To the Shareholders and Board of Directors
of Anheuser-Busch Companies, Inc.

We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, in 2002 the company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets."

Consolidated Balance Sheet

Anheuser-Busch Companies and Subsidiaries

Year Ended December 31 (in millions)	2002	2001
Assets		
Current Assets:		
Cash	$ 188.9	$ 162.6
Accounts receivable	630.4	620.9
Inventories:		
Raw materials and supplies	294.1	352.4
Work in process	82.8	79.8
Finished goods	186.7	159.6
Total inventories	563.6	591.8
Other current assets	121.8	175.1
Total current assets	1,504.7	1,550.4
Investments in affiliated companies	2,827.9	2,855.0
Other assets	1,423.0	1,149.5
Plant and equipment, net	8,363.9	8,390.0
Total Assets	$14,119.5	$13,944.9
Liabilities and Shareholders Equity		
Current Liabilities:		
Accounts payable	$ 986.6	$ 945.0
Accrued salaries, wages and benefits	287.5	255.8
Accrued taxes	181.0	161.1
Other current liabilities	332.6	374.6
Total current liabilities	1,787.7	1,736.5
Postretirement benefits	474.2	482.9
Debt	6,603.2	5,983.9
Deferred income taxes	1,345.1	1,367.2
Other long-term liabilities	857.0	312.9
Shareholders Equity:		
Common stock, $1.00 par value, authorized 1.6 billion shares	1,453.4	1,445.2
Capital in excess of par value	1,024.5	810.2
Retained earnings	12,544.0	11,258.2
Treasury stock, at cost	(11,008.6)	(8,981.6)
Accumulated other comprehensive income/(loss)	(870.7)	(338.3)
ESOP debt guarantee	(90.3)	(132.2)
Total Shareholders Equity	3,052.3	4,061.5
Commitments and contingencies	—	—
Total Liabilities and Shareholders Equity	$14,119.5	$13,944.9

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

Consolidated Statement of Income

Anheuser-Busch Companies and Subsidiaries

Year Ended December 31 (in millions, except per share)	2002	2001	2000
Gross sales	**$15,686.8**	$14,973.0	$14,534.2
Excise taxes	**(2,120.4)**	(2,061.5)	(2,034.8)
Net sales	**13,566.4**	12,911.5	12,499.4
Cost of sales	**(8,131.3)**	(7,950.4)	(7,829.9)
Gross profit	**5,435.1**	4,961.1	4,669.5
Marketing, distribution and administrative expenses	**(2,455.4)**	(2,255.9)	(2,174.8)
Gain on sale of business	**—**	17.8	—
Operating income	**2,979.7**	2,723.0	2,494.7
Interest expense	**(368.7)**	(361.2)	(348.2)
Interest capitalized	**17.7**	26.9	33.3
Interest income	**1.3**	1.1	1.1
Other expense, net	**(6.4)**	(12.2)	(1.0)
Income before income taxes	**2,623.6**	2,377.6	2,179.9
Provision for income taxes	**(1,041.5)**	(927.5)	(874.3)
Equity income, net of tax	**351.7**	254.4	246.0
Net income	**$ 1,933.8**	$ 1,704.5	$ 1,551.6
Earnings per share:			
Basic	**$ 2.23**	$ 1.91	$ 1.71
Diluted	**$ 2.20**	$ 1.89	$ 1.69

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

Consolidated Statement of Changes in Shareholders Equity

Anheuser-Busch Companies and Subsidiaries

Year Ended December 31 (in millions)	2002	2001	2000
Common Stock, $1.00 Par Value			
Balance, beginning of period	**$ 1,445.2**	$ 1,441.5	$ 716.1
Shares issued under stock plans	**8.2**	3.7	6.4
Two-for-one stock split	—	—	719.0
Balance, end of period	**$ 1,453.4**	$ 1,445.2	$ 1,441.5
Capital in Excess of Par Value			
Balance, beginning of period	**$ 810.2**	$ 725.3	$ 1,241.0
Shares issued under stock plans	**214.3**	84.9	203.3
Two-for-one stock split	—	—	(719.0)
Balance, end of period	**$ 1,024.5**	$ 810.2	$ 725.3
Retained Earnings			
Balance, beginning of period	**$11,258.2**	$ 10,164.4	$ 9,181.2
Net income	**1,933.8**	1,704.5	1,551.6
Common dividends paid (per share: 2002 - $.75; 2001 - $.69; 2000 - $.63)	**(649.5)**	(614.1)	(571.0)
Shares issued under stock plans	**1.5**	3.4	2.6
Balance, end of period	**$12,544.0**	$ 11,258.2	$10,164.4
Treasury Stock			
Balance, beginning of period	**$ (8,981.6)**	$ (7,817.8)	$ (6,831.3)
Treasury stock acquired	**(2,027.0)**	(1,163.8)	(986.5)
Balance, end of period	**$(11,008.6)**	$ (8,981.6)	$ (7,817.8)
ESOP Debt Guarantee			
Balance, beginning of period	**$ (132.2)**	$ (172.2)	$ (210.5)
Annual debt service	**41.9**	40.0	38.3
Balance, end of period	**$ (90.3)**	$ (132.2)	$ (172.2)
Accumulated Other Comprehensive Income/(Loss)			
Balance, beginning of period	**$ (338.3)**	$ (212.3)	$ (175.0)
Foreign currency translation gains/(losses)	**(271.8)**	44.5	(37.3)
Deferred hedging gains/(losses)	**33.0**	(38.9)	—
Deferred securities valuation gains/(losses)	**3.0**	—	—
Minimum pension obligation	**(296.6)**	(131.6)	—
Balance, end of period	**$ (870.7)**	$ (338.3)	$ (212.3)
Total Shareholders Equity	**$ 3,052.3**	$ 4,061.5	$ 4,128.9
Comprehensive Income			
Net income	**$ 1,933.8**	$ 1,704.5	$ 1,551.6
Foreign currency translation gains/(losses)	**(271.8)**	44.5	(37.3)
Deferred hedging gains/(losses)	**33.0**	(38.9)	—
Deferred securities valuation gains/(losses)	**3.0**	—	—
Minimum pension obligation adjustment	**(296.6)**	(131.6)	—
Total Comprehensive Income	**$ 1,401.4**	$ 1,578.5	$ 1,514.3

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

Consolidated Statement of Cash Flows

Anheuser-Busch Companies and Subsidiaries

Year Ended December 31 (in millions, except per share)	2002	2001	2000
Cash Flow from Operating Activities:			
Net income	**$ 1,933.8**	$ 1,704.5	$ 1,551.6
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**847.3**	834.5	803.5
Deferred income taxes	**160.2**	(15.8)	64.2
Gain on sale of business	**—**	(17.8)	—
Undistributed earnings of affiliated companies	**(305.0)**	(227.6)	(220.2)
Other, net	**(12.0)**	38.2	30.9
Operating cash flow before change in working capital	**2,624.3**	2,316.0	2,230.0
Decrease in working capital	**140.9**	44.6	27.5
Cash provided by operating activities	**2,765.2**	2,360.6	2,257.5
Cash Flow from Investing Activities:			
Capital expenditures	**(834.7)**	(1,022.0)	(1,074.5)
New business acquisitions	**(19.0)**	(370.4)	(42.9)
Proceeds from sale of business	**—**	110.0	—
Cash used for investing activities	**(853.7)**	(1,282.4)	(1,117.4)
Cash Flow from Financing Activities:			
Increase in debt	**1,151.8**	1,213.4	803.9
Decrease in debt	**(505.9)**	(572.8)	(514.0)
Dividends paid to shareholders	**(649.5)**	(614.1)	(571.0)
Acquisition of treasury stock	**(2,027.0)**	(1,163.8)	(986.5)
Shares issued under stock plans	**145.4**	61.8	135.3
Cash used for financing activities	**(1,885.2)**	(1,075.5)	(1,132.3)
Net increase in cash during the year	**26.3**	2.7	7.8
Cash, beginning of year	**162.6**	159.9	152.1
Cash, end of year	**$ 188.9**	$ 162.6	$ 159.9

The footnotes on pages 44-55 of this report are an integral component of the company's consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Principles and Policies

This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is provided to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company is required to make certain estimates in preparing the financial statements which impact the reported amounts of some assets and liabilities and the reported amounts of some revenues and expenses. All estimates are based on the company's best information at the time and made in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates.

Revenue Recognition

The company's revenue recognition practices comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. The company does not engage in consignment sales.

For malt beverages shipped to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company's products to retail customers.

For cans and lids, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit or make purchases in a park location, rather than when tickets are sold.

Principles of Consolidation

The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, uses the equity method of accounting for investments in which the company is able to exercise significant influence, and uses the cost method for all other investments. All significant intercompany transactions have been eliminated. Minority interests in the company's China subsidiary are not material.

Cash

Cash includes cash in banks, demand deposits and investments in short-term marketable securities with maturities of 90 days or less.

Goodwill

The company recognizes the excess of the cost of acquired businesses over the fair value of net assets as goodwill. In 2001 and 2000, goodwill was amortized to expense over a period of 40 years. Effective January 1, 2002, Anheuser-Busch adopted FAS No. 142, "Goodwill and Other Intangible Assets," and was required to cease the amortization of goodwill. Goodwill from future acquisitions will continue to be recognized as an asset, but will not be amortized. Under FAS 142, goodwill is subject to ongoing annual impairment reviews. See Note 14 for additional information on goodwill balances and the impact of goodwill amortization in prior years.

Foreign Currency

Financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates during the period for revenues and expenses. Cumulative translation adjustments associated with net assets are reported as a separate component of other comprehensive income or loss within shareholders equity.

Exchange rate gains or losses related to foreign currency transactions are recognized in the income statement as incurred.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined under the last-in, first-out method (LIFO) for approximately 72% of total inventories at December 31, 2002 and 75% of inventories at December 31, 2001. Average cost valuation is used for the remainder. Had average cost (which approximates replacement cost) been used for all inventories at December 31, 2002 and 2001, total inventories would have been $96.7 million and $83.1 million higher, respectively.

Delivery Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while an offsetting expense is included in cost of sales.

Delivery costs incurred by company-owned beer wholesalers are included in marketing, distribution and administrative expenses.

Fixed Assets

Fixed assets are carried at original cost less accumulated depreciation and include expenditures for new facilities as well as those that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. When fixed assets are retired or sold, the net carrying amount is eliminated, with any gain or loss on disposition recognized in the income statement.

Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years.

Advertising and Promotional Costs

Advertising production costs are accumulated and expensed the first time the advertisement is shown. Advertising media costs and promotional expenses are expensed as incurred. Total advertising and promotional expenses were $821.7 million, $722.3 million and $728.3 million in 2002, 2001 and 2000, respectively.

Income Taxes

The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. The company utilizes existing federal, state and foreign income tax laws and regulations to reduce current cash taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes."

See Note 10 for additional information on the company's provision for income taxes, deferred income tax balances and effective tax rate.

Derivatives

Anheuser-Busch uses derivatives to mitigate the company's exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives strictly for profit. All derivatives held by the company are designated as hedges at inception, with an expectation the derivative will be highly effective in offsetting the associated underlying price exposures. The company requires liquidation of derivative positions whenever it is determined that an underlying transaction will not occur, with related gains or losses recognized in the income statement on liquidation.

On January 1, 2001, the company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." Under FAS 133, all derivatives are carried on the balance sheet at fair value. Changes in fair value are recognized either in the income statement or deferred in equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's derivative positions qualified for hedge accounting on adoption of FAS 133. The impact of adoption was not material.

Foreign currency denominated firm commitments and interest rate hedges are classified as fair value hedges, while commodity price hedges are cash flow hedges. With the exception of interest rate swaps, derivatives generally have initial terms of less than three years, and all hedged transactions, except long-term debt, are expected to occur within the next three years.

Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of changes in fair value deferred in equity until the underlying transaction occurs. Amounts receivable from, or owed to, derivatives counterparties are included in current assets and current liabilities, respectively.

See Note 3 for additional information on derivative values, hedge categories and gains and losses from hedging activity.

Securities Valuation

For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, the company classifies its cost-based investments as "available for sale," and adjusts the fair values of the securities to their market values each period. Market gains or losses are deferred in equity, and not recognized in the income statement until investments are liquidated.

Research and Development Costs and Start-Up Costs

Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

Computer Systems Development Costs

The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Systems development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

Common Stock Split

All share and per share amounts have been adjusted to reflect the two-for-one stock split distributed September 18, 2000.

Stock-Based Compensation

The company accounts for employee stock options using the intrinsic value method in accordance with APB 25, "Accounting for Stock Issued to Employees." The company has recognized no compensation expense related to employee stock options for any year shown, since options are always granted at a price equal to the market price on the day of grant. See Note 5 for information regarding the company's stock option plans.

Had employee compensation expense been recognized based on the fair value of the stock options on the grant date under the methodology prescribed by FAS 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per share for the three years ended December 31 would have been impacted as shown in the following table (in millions, except per share):

	2002	2001	2000
Reported net income	**$1,933.8**	$1,704.5	$1,551.6
Pro forma stock option expense	**(93.1)**	(68.6)	(42.8)
Adjusted net income	**$1,840.7**	$1,635.9	$1,508.8
Reported basic earnings per share	**$ 2.23**	$ 1.91	$ 1.71
Pro forma stock option expense	**(.11)**	(.08)	(.05)
Adjusted basic earnings per share	**$ 2.12**	$ 1.83	$ 1.66
Reported diluted earnings per share	**$ 2.20**	$ 1.89	$ 1.69
Pro forma stock option expense	**(.11)**	(.08)	(.05)
Adjusted diluted earnings per share	**$ 2.09**	$ 1.81	$ 1.64

The fair value of stock options granted, which is hypothetically amortized to compensation expense over the vesting period to determine the earnings impact illustrated above, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected life of option	**7 yrs.**	7 yrs.	5 yrs.
Risk-free interest rate	**4.1%**	4.9%	5.7%
Expected volatility of Anheuser-Busch stock	**23%**	24%	22%
Expected dividend yield on Anheuser-Busch stock	**1.6%**	1.7%	1.4%

The weighted-average fair value of options granted during 2002, 2001 and 2000 determined using the Black-Scholes model is as follows (in millions, except per option):

	2002	2001	2000
Fair value of each option granted	**$13.86**	$12.76	$13.14
Total number of options granted	**14.2**	13.9	13.0
Total fair value of options granted	**$196.8**	$177.4	$170.8

For FAS 123 disclosure purposes, the weighted-average fair value of stock options granted is required to be based on a theoretical option-pricing model. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders commensurately.

2. International Equity Investments

Grupo Modelo

From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total cost of $1.6 billion. The company holds 9 of 19 positions on Modelo's Board of Directors, with the Controlling Shareholders holding the other 10 positions, and also has membership on the Audit Committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investments using the equity method. The carrying amount of the Modelo investment was $2,410.6 million and $2,354.1 million, respectively, at December 31, 2002 and 2001.

Included in the carrying amount of the Modelo investment is goodwill of $565.6 million and $622.4 million, respectively, at December 31, 2002 and 2001. In 2001 and 2000, goodwill was amortized over a period of 40 years. Effective with the adoption of FAS 142 in January 2002, the company ceased amortization of Modelo-related goodwill.

Dividends received from Grupo Modelo in 2002 totaled $40.5 million, compared to $13.5 million in 2001 and $23.9 million in 2000. Dividends are paid in accordance with the investment agreement between the companies, based on a free cash flow formula.

Summary financial information for Grupo Modelo as of, and for the two years ended December 31, is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

	2002	2001
Cash	**$ 1,042.4**	$ 865.4
Other current assets	**782.4**	771.7
Noncurrent assets	**3,892.2**	4,104.7
Current liabilities	**393.1**	341.7
Noncurrent liabilities	**368.1**	485.6
Gross sales	**3,911.6**	3,571.5
Net sales	**3,659.4**	3,334.2
Gross profit	**1,999.0**	1,787.5
Minority interest	**17.3**	32.0
Net income	**692.0**	516.4

Other International Equity Investments

During 2001, the company purchased a 20% equity interest in Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. CCU imports and distributes Budweiser in Chile. Anheuser-Busch has Board of Directors representation of two of nine directors, and also has membership on the Audit Committee. The company believes it has the ability to exercise significant influence and therefore accounts for the CCU investment using the equity method. The company received dividends of $6.2 million and $12.3 million from CCU in 2002 and 2001, respectively.

From 1996 to 1999, Anheuser-Busch accumulated a 10.8% direct equity interest in the Argentine subsidiary of CCU, CCU-Argentina, for a total cost of $23.9 million. CCU-Argentina brews Budweiser under license for Argentina, Chile, Brazil and other Latin American markets.

The CCU-Argentina investment was accounted for on the cost basis through 2000. The 20% acquisition of CCU in 2001 increased Anheuser-Busch's direct and indirect interest in CCU-Argentina to 28.6%, and the company began using the equity method of accounting at that time. The difference between income recognized on the cost basis for CCU-Argentina and what would have been recognized had equity accounting been applied in prior years is not material.

The carrying value of the CCU investments was $229.6 million and $269.8 million, respectively, at December 31, 2002 and 2001. Included in the carrying amount of the CCU investments is goodwill of $111.1 million and $115.8 million at December 31, 2002 and 2001, respectively. The company ceased amortization of CCU-related goodwill on adoption of FAS 142 in January 2002.

The earnings impact resulting from the unpegging in December 2001 of the Argentine peso from its 1:1 exchange position relative to the U.S. dollar was recognized in 2001, and had an immaterial impact on equity income. Due to ongoing weakness in the Argentina economy, the company subsequently performed an impairment analysis of its CCU investments and found no impairment.

In October 2002, the company announced the formation of a strategic alliance with Tsingtao Brewery Company, Ltd., the largest brewer in China, and producer of the Tsingtao brand. Anheuser-Busch currently owns a 4.5% equity interest in Tsingtao and accounts for its investment on the cost basis. Under the final agreement, which is expected to close in the first half of 2003, the company will invest $182 million in Tsingtao common stock and convertible bonds, and then convert the bonds into stock over the next seven years to ultimately increase its economic ownership interest to 27% of Tsingtao.

Anheuser-Busch will initially own 9.9% of the voting stock and will continue to account for its investment on the cost basis because it cannot exert significant influence over Tsingtao operations or financial policies. The company anticipates switching to the equity method of accounting when its Tsingtao investment reaches the 20% level and it receives additional representation on the Tsingtao Board of Directors and related Board committees.

Effective January 2000, the company converted its joint venture operation in Japan into an exclusive license agreement with Kirin Brewing Company, Ltd. for the production and sale of Budweiser in Japan. The pretax cost of converting to the license agreement was $9 million.

3. Derivatives and Other Financial Instruments

Derivatives

Under FAS 133, Anheuser-Busch appropriately defers the majority of derivatives gains or losses, for recognition in later periods when the related underlying transactions occur. Derivative gains and losses that relate to any portion of a hedge that is not 100% effective at offsetting price movements in the underlying hedged exposure are recognized in the income statement immediately, and totaled losses of $0.4 million and $0.3 million in 2002 and 2001, respectively.

During 2002, the company recognized $1.6 million in gains and $12.4 million in losses from effective hedges which had been deferred in equity as of December 31, 2001. In 2001, the company recognized previously deferred effective gains of $12.2 million and losses of $29.2 million.

Accumulated deferred gains and losses as of December 31, 2002 were $5.6 million and $11.5 million, respectively. Deferred losses include $9.5 million of unrecognized option premium costs. The majority of these deferred gains and losses will be recognized in cost of sales in 2003. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those as of December 31, 2002 because many of the company's derivative positions are not yet settled, and therefore remain subject to ongoing market price fluctuations.

Anheuser-Busch's primary foreign currency exposures are to transactions and investments denominated in British pounds sterling; euros; Mexican, Chilean and Argentine pesos; Canadian dollars; and Chinese renminbi. Principal hedged commodity exposures are aluminum, rice, corn and natural gas. The primary foreign currency exposures are long, meaning the company generates a surplus of these currencies, while the commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs.

The following table summarizes the notional transaction amounts and fair values for the company's outstanding derivatives, by risk category and instrument type, at December 31, 2002 and 2001 (in millions). Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying prices are expected to essentially offset. Bracketed figures in the following table indicate current settlement of the derivatives contract would result in a net loss to Anheuser-Busch, but do not reflect the expected offsetting impact of the underlying hedged transaction.

	2002		2001	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign Currency:				
Forwards	$ 74.1	$ 0.2	$ 66.5	$ 0.2
Options	94.2	1.2	116.5	2.0
	168.3	1.4	183.0	2.2
Interest Rate:				
Swaps	401.0	32.8	601.0	11.1
Commodity Price:				
Swaps	248.9	1.6	154.4	(1.5)
Futures/forwards	65.8	2.6	61.8	(8.4)
Options	217.7	6.3	352.4	12.1
	532.4	10.5	568.6	2.2
Total outstanding derivatives	$1,101.7	$44.7	$1,352.6	$15.5

Concentration of Credit Risk

The company does not have a material concentration of credit risk.

Nonderivative Financial Instruments

Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $5.6 million and $7.7 million, at December 31, 2002 and 2001, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $7.3 billion and $6.3 billion at December 31, 2002 and 2001, respectively.

4. Debt

The company uses Securities and Exchange Commission shelf registrations to maintain debt issuance flexibility and currently has $200 million in registered debt available for issuance.

Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented.

The fixed interest rates on the company's EuroNotes and 5.6% U.S. dollar notes (total notional value of $401.0 million in both 2002 and 2001), were swapped to LIBOR-based floating rates when issued. The weighted-average effective interest rates for this debt were 1.75% and 4.15% during 2002 and 2001, respectively. Year-end rates were 1.53% and 2.06%, respectively.

The weighted-average interest rates for commercial paper borrowings during 2002 and 2001 were 1.98% and 4.39%, respectively.

The company has in place a single, committed revolving credit agreement totaling $2 billion, expiring in June 2005, which supports the company's commercial paper program. At December 31, 2002 and 2001, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $1.2 million in both 2002 and 2001 and $900,000 in 2000. Commercial paper borrowings classified as long-term are supported on a long-term basis by the $2 billion revolving credit agreement. Any commercial paper borrowings in excess of $2 billion are classified as short-term.

The scheduled future maturities on long-term debt for the years 2003 through 2007 are $200 million, $251 million, zero, $420 million and $250 million, respectively. These maturities do not include future maturities of the ESOP debt guaranteed by the company or commercial paper.

Debt at December 31 consisted of the following (in millions):

	2002	2001
U.S. dollar notes due 2003 to 2013, interest rates from 4.375% to 7.5%	$2,100.0	$2,100.0
U.S. dollar debentures due 2009 to 2043, interest rates from 5.95% to 9.0%	3,150.0	2,300.0
EuroNotes due 2004 to 2006, interest rates from 4.51% to 6.5%	351.0	351.0
Medium-term notes due 2010, interest rate 5.625%	200.0	200.0
Commercial paper, interest rates of 1.24% and 2.3%, respectively, at year-end	412.9	600.2
Industrial revenue bonds, weighted average interest rates of 6.11% and 6.03%, respectively	270.1	261.3
ESOP note guarantee due 2004, interest rate 8.25%	90.3	132.2
Miscellaneous items	48.0	53.1
Unamortized debt discounts	(19.1)	(13.9)
Total debt	$6,603.2	$5,983.9

5. Stock Option Plans

Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 2002, 2001 and 2000, a total of 89 million, 98 million and 71 million shares, respectively, were designated for future issuance of common stock under existing stock option plans.

The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company.

The income tax benefit related to the exercise of employee stock options (recognized as a reduction of current taxes payable and an increase in paid-in-capital) was $77.1 million, $26.7 million and $74.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Presented below is a summary of stock option activity and pricing for the years shown:

	Options Outstanding	Wtd. Avg. Exercise Price	Options Exercisable	Wtd. Avg. Exercise Price
Balance, Dec. 31, 1999	56,570,550	$ 23.66	36,166,954	$ 18.69
Granted	13,005,810	48.68		
Exercised	(10,153,146)	15.99		
Cancelled	(252,140)	32.32		
Balance, Dec. 31, 2000	59,171,074	$ 30.44	36,151,446	$ 22.53
Granted	13,895,238	42.95		
Exercised	(3,986,476)	18.29		
Cancelled	(180,803)	44.39		
Balance, Dec. 31, 2001	68,899,033	$ 33.63	44,100,568	$ 27.71
Granted	**14,181,841**	**49.93**		
Exercised	**(8,821,350)**	**20.15**		
Cancelled	**(146,254)**	**43.61**		
Balance, Dec. 31, 2002	**74,113,270**	**$38.33**	**47,001,757**	**$33.09**

Included in the figures shown above as of December 31, 2002 are 219,663 outstanding options with a weighted average exercise price of $41.68 per share under the company's stock option plan for nonemployee directors. A total of 354,000 options remain available for issuance under the plan. A description of this plan can be found in the company's proxy statement for the 2003 annual meeting of shareholders under "Approval of the Stock Plan for Nonemployee Directors." Also included above as of December 31, 2002 are 108,997 shares related to the global employee stock purchase plan with a weighted average exercise price of $42.39. A total of 869,669 shares remain available for issuance. A description of this plan can be found in the company's proxy statement.

Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock, in lieu of cash. If all nonemployee directors eligible to own the company's common stock elected to receive their annual retainer in shares, the total number of shares issued would be 12,758 based on the closing price for the company's common stock at December 31, 2002.

The following tables provide additional information regarding options outstanding and options that were exercisable as of December 31, 2002:

Options Outstanding

Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price
$10-19	4,300,095	2 yrs	$14.73
20-29	19,148,953	5 yrs	25.03
30-39	10,034,619	7 yrs	37.82
40-49	40,531,993	9 yrs	47.21
50-59	97,610	9 yrs	52.50
$10-59	74,113,270	7 yrs	$38.33

Options Exercisable

Range of Prices	Number	Wtd. Avg. Exercise Price
$10-19	4,300,095	$14.73
20-29	19,148,953	25.03
30-39	9,991,886	37.84
40-49	13,554,213	46.78
50-59	6,610	50.85
$10-59	47,001,757	$33.09

6. Employee Stock Ownership Plans

In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans). Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at market price. The ESOP debt is guaranteed by the company and the shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional 400,000 shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of this 45.8 million total shares purchased, 42.1 million shares have been allocated to plan participants through December 31, 2002.

ESOP cash contributions and income or expense recorded during the year are determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service requirements, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.

ESOP income or expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the underlying ESOP debt. Total ESOP income or expense for the three years ended December 31 is presented below (in millions):

	2002	2001	2000
Operating (income)/expense	**$13.3**	$5.2	$(1.2)
Interest (income)/expense	**2.7**	1.0	(.9)
Total ESOP (income)/expense	**$16.0**	$6.2	$(2.1)

Cash contributions are made to the ESOPs in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31 is presented below (in millions):

	2002	2001	2000
Cash contributions	**$6.1**	$ 1.3	$ —
Dividends	**3.7**	5.2	6.5

7. Preferred and Common Stock

Common Stock Activity

Common stock activity for the three years ended December 31 is summarized below (in millions of shares):

	2002	2001	2000
Common Stock:			
Beginning common stock	**1,445.2**	1,441.5	1,432.2
Shares issued under stock plans	**8.2**	3.7	9.3
Common stock	**1,453.4**	1,445.2	1,441.5
Treasury Stock:			
Beginning treasury stock	**(566.1)**	(537.9)	(510.0)
Treasury stock acquired	**(40.7)**	(28.2)	(28.2)
Treasury stock issued	**—**	—	0.3
Cumulative treasury stock	**(606.8)**	(566.1)	(537.9)
Net common stock outstanding	**846.6**	879.1	903.6

Stock Repurchase Programs

The Board of Directors has approved various resolutions authorizing the company to repurchase shares of its common stock in order to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At December 31, 2002, approximately 17 million shares remained available for repurchase under a February 2000 Board authorization totaling 100 million shares.

The company repurchased 40.7 million common shares in 2002, and 28.2 million common shares in both 2001 and 2000, for $2,027.0 million, $1,163.8 million and $986.5 million, respectively.

Stockholder Rights Plan

The Board of Directors adopted in 1985, and extended in 1994, a Stockholder Rights Plan that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.

Preferred Stock

At December 31, 2002 and 2001, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

8. Retirement Benefits

Pension Plans

The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31 is presented below (in millions). Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for multi-employer and defined contribution plans equals cash contributions for all years shown.

	2002	2001	2000
Single-employer defined benefit plans	**$43.5**	$12.1	$ 7.3
Multi-employer plans	**16.9**	16.2	15.5
Defined contribution plans	**17.8**	20.2	18.5
Total pension expense	**$78.2**	$48.5	$41.3

Net annual pension expense for single-employer defined benefit plans was comprised of the following for the three years ended December 31 (in millions):

	2002	2001	2000
Service cost (benefits earned during the year)	**$ 66.7**	$ 59.8	$ 59.2
Interest cost on projected benefit obligation	**143.6**	136.7	125.6
Assumed return on plan assets	**(194.5)**	(201.6)	(185.2)
Amortization of prior service cost and net actuarial losses	**27.7**	17.2	7.7
Net annual pension expense	**$ 43.5**	$ 12.1	$ 7.3

The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans for the three years ended December 31 follow:

	2002	2001	2000
Discount rate	**7.25%**	7.5%	7.5%
Long-term rate of return on plan assets	**9.25%**	10.0%	10.0%
Weighted average rate of compensation increase	**4.75%**	4.75%	4.75%

The following table provides a reconciliation between the funded status of single-employer defined benefit plans and the prepaid pension cost asset on the balance sheet for the two years ended December 31 (in millions):

	2002	2001
Funded status — plan assets (less than)/in excess of projected benefit obligation	**$(591.9)**	$ (216.9)
Unrecognized net actuarial loss/(gain)	**881.6**	313.4
Unamortized prior service cost	**125.6**	135.9
Prepaid pension cost	**$ 415.3**	$ 232.4

The following assumptions were used in determining the funded status of the single-employer defined benefit plans as of December 31:

	2002	2001
Discount rate	**6.75%**	7.25%
Weighted average rate of compensation increase	**4.75%**	4.75%

The following tables summarize changes in the projected benefit obligation and changes in the fair value of plan assets for single-employer defined benefit plans during the two years ended December 31 (in millions):

	2002	2001
Projected benefit obligation, beginning of year	**$2,051.3**	$1,880.0
Service cost	**66.7**	59.8
Interest cost	**143.6**	136.7
Plan amendments	**6.7**	(0.2)
Actuarial loss	**210.1**	101.1
Benefits paid	**(154.8)**	(126.1)
Projected benefit obligation, end of year	**$2,323.6**	$2,051.3

	2002	2001
Fair market value of plan assets, beginning of year	**$1,834.4**	$2,277.1
Actual return on plan assets	**(174.5)**	(339.9)
Employer contributions	**226.6**	23.3
Benefits paid	**(154.8)**	(126.1)
Fair market value of plan assets, end of year	**$1,731.7**	$1,834.4

Pension plan assets consist primarily of corporate equity securities and publicly traded bonds. Recognition of a minimum pension liability is necessary whenever the actuarial present value of accumulated pension benefits exceeds available plan assets. Recording a minimum pension liability adjustment has no impact on the results of operations or cash flow.

At December 31, 2002 and 2001, the company recognized minimum pension obligations of $770.4 million and $230.7 million, respectively, for its domestic pension plans and $35.5 million and $36.7 million, respectively, related to its equity subsidiaries. The adjustments include the recording of intangible assets for unrecognized prior service costs in 2002 and 2001 of $60.0 million and $56.9 million, respectively, and charges to equity in those years of $296.6 million and $131.6 million, respectively (net of U.S. and home country deferred income taxes of $181.9 million and $78.9 million, respectively.)

The company enhanced the funded status of its defined benefit pension plans through accelerated contributions of $201 million in late 2002.

Postretirement Health Care and Insurance Benefits

The company provides certain health care and life insurance benefits to eligible retired employees. Participants must have 10 years of continuous service after reaching age 45 to become eligible for partial retiree health care benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.

Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions):

	2002	2001	2000
Service cost	**$ 19.8**	$ 18.9	$ 16.8
Interest cost on accumulated postretirement benefits obligation	**33.0**	30.4	27.7
Amortization of prior service benefit	**(11.6)**	(11.6)	(11.6)
Amortization of actuarial (gains)	**(3.6)**	(5.4)	(8.6)
Net periodic postretirement benefits expense	**$ 37.6**	$ 32.3	$ 24.3

The following tables summarize changes in the accumulated and total postretirement benefit obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended December 31 (in millions):

	2002	2001
Accumulated postretirement benefits obligation, beginning of year	**$466.5**	$400.0
Service cost	**19.8**	18.9
Interest cost	**33.0**	30.4
Actuarial loss	**0.8**	53.3
Benefits paid	**(41.6)**	(36.1)
Accumulated postretirement benefits obligation, end of year	**$478.5**	$466.5

	2002	2001
Accumulated postretirement benefits obligation	**$478.5**	$466.5
Unrecognized prior service benefits	**41.3**	52.9
Unrecognized net actuarial gains/(losses)	**(9.5)**	(5.1)
Total postretirement benefits liability	**$510.3**	$514.3

As of December 31, 2002 and 2001, $36.1 million and $31.4 million of the company's total postretirement benefits liability was classified as current and $474.2 million and $482.9 million was classified as long-term, respectively. Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.

The key actuarial assumptions used in determining the accumulated postretirement benefit obligation for the three years ended December 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate over the next nine years, and then remain stable thereafter.

If the assumed health care cost trend rate changed by 1%, the accumulated postretirement benefit obligation as of December 31, 2002 would change by approximately 10%, with a corresponding change of approximately 13% in net periodic postretirement benefits expense.

	2002	2001	2000
Initial health care inflation rate	**11.3%**	10.6%	9.1%
Future health care inflation rate	**5.5%**	5.3%	5.4%
Discount rate	**7.25%**	7.75%	8.0%

9. Earnings Per Share of Common Stock

Earnings per share are computed by dividing net income by weighted-average common shares outstanding during the period. Basic earnings per share are computed using an unadjusted weighted-average number of shares of common stock. Diluted earnings per share are computed using the weighted-average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.

A reconciliation between basic and diluted weighted-average common shares outstanding for the three years ended December 31 follows (millions of shares). There were no adjustments to income available to common shareholders for purposes of calculating earnings per share for any year shown.

	2002	2001	2000
Basic weighted average shares outstanding	**866.0**	890.1	906.1
Stock option shares	**12.9**	11.5	13.6
Diluted weighted average shares outstanding	**878.9**	901.6	919.7

10. Income Taxes

In the first quarter 2002, the company began presenting incremental U.S. income taxes relating to foreign equity investment earnings in the consolidated income tax provision. The company previously presented these taxes in equity income. This change in presentation has no impact on net income, earnings per share or cash flow. For comparability, prior year information has been recast to conform to the 2002 presentation.

Following are the components of the provision for income taxes for the three years ended December 31 (in millions):

	2002	2001	2000
Current tax provision:			
Federal	**$ 747.5**	$816.0	$706.7
State	**128.5**	124.2	102.0
Foreign	**5.3**	3.1	1.4
	881.3	943.3	810.1
Deferred tax provision:			
Federal	**141.4**	(11.0)	60.9
State	**19.0**	(2.3)	3.2
Foreign	**(0.2)**	(2.5)	0.1
	160.2	(15.8)	64.2
Total tax provision	**$1,041.5**	$927.5	$874.3

The deferred tax provision results from temporary differences between financial reporting and income tax filing for the basis of assets and liabilities, and in the timing of recognition of certain income and expense items. The primary temporary differences relate to depreciation on fixed assets and accrued United States taxes on equity income. The deferred tax provision for 2002 includes the tax impact of the $201 million accelerated pension contribution. The 2001 deferred tax provision includes the impact of reversing a deferred tax liability in conjunction with the sale of SeaWorld Cleveland.

The company's deferred tax liabilities and deferred tax assets as of December 31, 2002 and 2001 are summarized by category below (in millions). Deferred tax liabilities result primarily from tax deductions being received prior to expense recognition for financial reporting purposes. Deferred tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for tax purposes and minimum pension liabilities.

	2002	2001
Deferred tax liabilities:		
Fixed assets	**$1,701.3**	$1,648.3
Accrued U.S. taxes on equity earnings	**111.1**	78.6
Other	**343.0**	264.9
Total deferred tax liabilities	**2,155.4**	1,991.8
Deferred tax assets:		
Minimum pension obligation	**248.3**	66.0
Postretirement benefits	**192.8**	194.3
Spare parts & production supplies	**67.8**	64.0
Compensation-related obligations	**63.9**	56.3
Accrued liabilities and other	**237.5**	244.0
Total deferred tax assets	**810.3**	624.6
Net deferred tax liabilities	**$1,345.1**	$1,367.2

A reconciliation between the U.S. federal statutory tax rate and Anheuser-Busch's effective tax rate for the three years ended December 31 is presented below:

	2002	2001	2000
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**3.6**	3.3	3.2
Impact of foreign operations	**1.5**	0.7	2.2
Other items, net	**(0.4)**	—	(0.3)
Effective tax rate	**39.7%**	39.0%	40.1%

11. Supplemental Information

Accounts payable include $87.4 million and $92.3 million, respectively, of outstanding checks at December 31, 2002 and 2001.

Supplemental cash flow information for the three years ended December 31 is presented below (in millions):

	2002	2001	2000
Cash paid during the year			
Interest, net of interest capitalized	**$ 343.0**	$ 313.1	$ 304.7
Income taxes	**788.7**	889.8	770.8
Excise taxes	**2,119.5**	2,052.6	2,042.9
Change in working capital			
(Increase)/decrease in current assets:			
Accounts receivable	**$ (9.5)**	$ (20.5)	$ 28.6
Inventories	**28.2**	16.5	15.5
Other current assets	**53.3**	4.2	16.4
Increase/(decrease) in current liabilities:			
Accounts payable	**41.6**	4.2	8.2
Accrued salaries, wages and benefits	**31.7**	(20.6)	28.0
Accrued taxes	**19.9**	33.7	(36.8)
Other current liabilities	**(42.0)**	43.5	(32.4)
Derivatives fair value adjustment	**17.7**	(16.4)	—
Net decrease in working capital	**$ 140.9**	$ 44.6	$ 27.5

The components of plant and equipment as of December 31 are summarized below (in millions):

	2002	2001
Land	**$ 272.8**	$ 272.4
Buildings	**4,326.0**	4,033.9
Machinery and equipment	**10,995.9**	10,770.9
Construction in progress	**373.2**	401.1
	15,967.9	15,478.3
Accumulated depreciation	**(7,604.0)**	(7,088.3)
Net plant and equipment	**$ 8,363.9**	$ 8,390.0

The components of other assets as of December 31 are summarized below (in millions):

	2002	2001
Investment properties	**$ 117.6**	$ 115.0
Goodwill	**348.7**	411.3
Deferred charges	**956.7**	623.2
Total other assets	**$1,423.0**	$1,149.5

12. Commitments and Contingencies

At December 31, 2002, the company had the following cash commitments for the next five years (in millions):

	2003	2004	2005	2006	2007
Capital expenditures	$237	$ —	$ —	$ —	$ —
Maturities of long-term debt	200	251	—	420	250
Operating leases	34	32	28	23	15
Brewing and packaging materials	300	11	4	—	—
	$771	$294	$ 32	$443	$265

In January 1997, Maris Distributing Company, Inc., a former Anheuser-Busch wholesaler in Florida, initiated litigation against the company alleging breach of contract and 12 other claims. Anheuser-Busch terminated its distribution agreement with Maris Distributing in March 1997. During the course of litigation, nine claims were resolved in favor of Anheuser-Busch. In August 2001, a jury rendered a verdict against the company in the amount of $50 million on two remaining claims. The court subsequently awarded plaintiffs an additional $22.6 million in accumulated prejudgment interest on the jury award which continues to accrue at an 11% interest rate. Anheuser-Busch continues to believe it acted appropriately in terminating the distribution agreement of Maris Distributing. Both Maris and the company have appealed. Anheuser-Busch is vigorously contesting the judgment and the ultimate outcome cannot presently be predicted. The company's results do not include any expense related to the Maris Distributing judgment or interest for any year shown.

The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief are sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations or liquidity.

13. Quarterly Financial Data (unaudited)

Year ended December 31, 2002

	Net Sales	Gross Profit	Net Income	Earnings per Share Basic	Earnings per Share Diluted
1st Qtr	**$ 3,136.6**	**$1,222.0**	**$ 456.1**	**$ .52**	**$ .51**
2nd Qtr	**3,626.1**	**1,506.3**	**586.5**	**.67**	**.66**
3rd Qtr	**3,706.2**	**1,601.0**	**622.0**	**.72**	**.71**
4th Qtr	**3,097.5**	**1,105.8**	**269.2**	**.32**	**.32**
Annual	**$13,566.4**	**$5,435.1**	**$1,933.8**	**$2.23**	**$2.20**

Year ended December 31, 2001

	Net Sales	Gross Profit	Net Income	Earnings per Share Basic	Earnings per Share Diluted
1st Qtr	$ 3,044.2	$ 1,117.3	$ 394.4	$ .44	$ .43
2nd Qtr	3,452.0	1,371.4	523.7	.59	.58
3rd Qtr	3,522.2	1,462.0	558.6	.63	.62
4th Qtr	2,893.1	1,010.4	227.8	.26	.26
Annual	$12,911.5	$ 4,961.1	$1,704.5	$1.91	$ 1.89

14. Goodwill and Other Intangible Assets

Effective January 1, 2002, Anheuser-Busch adopted FAS 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill existing as of the adoption date is no longer subject to periodic amortization.

In lieu of amortization, goodwill and other intangible assets are now reviewed for impairment at least annually, with ongoing recoverability monitored based on applicable operating unit performance and consideration of significant events or changes in the overall business environment. The company completed a required transitional impairment analysis for FAS 142 adoption purposes in late 2001 and found no impairment related to goodwill or other indefinite-lived intangible assets. A current review of goodwill and other indefinite-lived intangible assets was completed in the fourth quarter of 2002. No impairment was found as a result of the 2002 review.

The company had total unamortized goodwill of $1.3 billion at January 1, 2002 related to its consolidated and equity subsidiaries. As required by FAS 142, the company subsequently reclassified $158.9 million of purchased product distribution rights from goodwill into separate intangible asset categories, and also recharacterized as goodwill $7.5 million of miscellaneous intangible assets not qualifying for separate recognition under FAS 142. Product distribution rights consist of exclusive domestic beer distribution territories and certain distribution access rights in the United Kingdom. The domestic rights of $139.6 million at December 31, 2002 are held in perpetuity and are therefore not amortized. The international rights continue to be amortized due to having a contractually limited life, with 26 years remaining, and had an unamortized balance of $20.5 million at December 31, 2002. Amortization expense related to these rights was $750,000 in 2002 and is expected to be consistent in future years. Distribution rights comprise the majority of Anheuser-Busch's nongoodwill intangible assets.

FAS 142 does not permit restatement of previously issued financial statements. For comparability, the following table sets forth reported net income and earnings per share for 2001 and 2000, and what net income and earnings per share would have been had FAS 142 been applied for those years.

	2001	2000
Reported net income	$1,704.5	$1,551.6
Add back goodwill amortization	35.8	31.8
Adjusted net income	$1,740.3	$1,583.4
Reported basic earnings per share	$1.91	$1.71
Add back goodwill amortization	.04	.03
Adjusted basic earnings per share	$1.95	$1.74
Reported diluted earnings per share	$1.89	$1.69
Add back goodwill amortization	.04	.03
Adjusted diluted earnings per share	$1.93	$1.72

15. Business Segments

The company categorizes its operations into five business segments: domestic beer, international beer, packaging, entertainment and other.

The domestic beer segment consists of the company's United States beer manufacturing and wholesale operations, including vertically integrated rice, barley and hops operations.

The international beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. The company sells beer in more than 80 countries, with principal markets in Canada, the United Kingdom, Ireland and China. The company attributes foreign sales based on the domicile of the purchaser of the product.

The Packaging segment is comprised of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing, crown and closure liner material manufacturing and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and U.S. soft drink industry customers.

The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations. In the first quarter of 2001, the company sold its SeaWorld Cleveland theme park to Six Flags, Inc. for $110 million, and recognized a $17.8 million pretax gain ($.005 per share, after-tax), which is shown as a separate line item in the consolidated statement of income.

The Other segment is comprised of the company's real estate development, transportation and communications businesses.

Summarized on the following page is the company's business segment information for 2002, 2001 and 2000 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments.

2002	*Domestic Beer*	*Int'l Beer*	*Pkg.*	*Enter.*	*Other*	*Corp. & Elims (1)*	*Consol.*
Income Statement Information:							
Gross sales	**$ 12,562.9**	**713.6**	**2,072.0**	**858.6**	**92.8**	**(613.1)**	**$ 15,686.8**
Net sales - intersegment	**$ —**	**—**	**877.3**	**—**	**18.1**	**(895.4)**	**$ —**
Net sales - external	**$ 10,574.1**	**582.0**	**1,194.7**	**858.6**	**74.7**	**282.3**	**$ 13,566.4**
Depreciation & amortization	**$ 615.3**	**22.1**	**82.5**	**84.9**	**5.5**	**37.0**	**$ 847.3**
Income before income taxes	**$ 2,919.2**	**76.1**	**154.0**	**153.0**	**(3.4)**	**(675.3)**	**$ 2,623.6**
Equity income, net of tax	**$ —**	**351.7**	**—**	**—**	**—**	**—**	**$ 351.7**
Net income	**$ 1,809.9**	**398.9**	**95.5**	**94.9**	**(2.1)**	**(463.3)**	**$ 1,933.8**
Balance Sheet Information:							
Total assets	**$ 7,559.1**	**3,182.3**	**830.1**	**1,298.2**	**210.2**	**1,039.6**	**$ 14,119.5**
Equity method investments	**$ —**	**2,640.1**	**—**	**—**	**—**	**—**	**$ 2,640.1**
Goodwill	**$ —**	**715.2**	**21.9**	**288.3**	**—**	**—**	**$ 1,025.4**
Foreign-located fixed assets	**$ —**	**225.5**	**—**	**—**	**—**	**—**	**$ 225.5**
Capital expenditures	**$ 670.7**	**28.2**	**31.9**	**72.2**	**3.4**	**28.3**	**$ 834.7**

2001	*Domestic Beer*	*Int'l Beer*	*Pkg.*	*Enter.*	*Other*	*Corp. & Elims (1)*	*Consol.*
Income Statement Information:							
Gross sales	$ 11,950.7	654.1	1,999.8	847.6	108.0	(587.2)	$ 14,973.0
Net sales - intersegment	$ —	—	829.0	—	25.0	(854.0)	$ —
Net sales - external	$ 10,003.9	539.4	1,170.8	847.6	83.0	266.8	$ 12,911.5
Depreciation & amortization	$ 585.7	22.2	85.7	93.5	5.4	42.0	$ 834.5
Income before income taxes	$ 2,667.1	54.4	107.5	147.4	7.3	(606.1)	$ 2,377.6
Equity income, net of tax	$ —	254.4	—	—	—	—	$ 254.4
Net income	$ 1,648.8	288.0	66.5	85.6	4.5	(388.9)	$ 1,704.5
Balance Sheet Information:							
Total assets	$ 7,607.5	3,109.0	904.6	1,307.3	210.2	806.3	$ 13,944.9
Equity method investments	$ —	2,623.4	—	—	—	—	$ 2,623.4
Goodwill	$ 158.6	788.1	21.9	288.3	—	—	$ 1,256.9
Foreign-located fixed assets	$ —	209.6	—	—	—	—	$ 209.6
Capital expenditures	$ 710.0	21.5	108.4	88.8	23.2	70.1	$ 1,022.0

2000	*Domestic Beer*	*Int'l Beer*	*Pkg.*	*Enter.*	*Other*	*Corp. & Elims (1)*	*Consol.*
Income Statement Information:							
Gross sales	$ 11,506.2	632.1	2,012.2	837.9	122.8	(577.0)	$ 14,534.2
Net sales - intersegment	$ —	—	788.4	—	26.2	(814.6)	$ —
Net sales - external	$ 9,575.2	528.3	1,223.8	837.9	96.6	237.6	$ 12,499.4
Depreciation & amortization	$ 555.0	19.7	87.9	94.3	5.6	41.0	$ 803.5
Income before income taxes	$ 2,481.7	29.2	87.8	114.5	15.5	(548.8)	$ 2,179.9
Equity income, net of tax	$ —	246.0	—	—	—	—	$ 246.0
Net income	$ 1,538.7	264.1	54.4	71.0	9.6	(386.2)	$ 1,551.6
Balance Sheet Information:							
Total assets	$ 7,474.3	2,567.9	869.2	1,387.3	206.1	643.5	$ 13,148.3
Equity method investments	$ —	2,024.9	—	—	—	—	$ 2,024.9
Goodwill	$ 135.6	638.9	22.7	314.3	—	—	$ 1,111.5
Foreign-located fixed assets	$ —	213.1	—	—	—	—	$ 213.1
Capital expenditures	$ 744.7	21.2	125.9	128.6	17.1	37.0	$ 1,074.5

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $282.3 million, $266.8 million and $237.6 million in 2002, 2001 and 2000, respectively.

Segment results have been updated to present beer sales to overseas United States military installations and certain operating expenses in the Domestic Beer segment. These activities were previously presented within International Beer and Corporate.

Financial Summary — Operations

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions except per share data)	2002	2001	2000
Barrels of Anheuser-Busch beer brands sold worldwide	109.8	107.2	105.6
Gross sales	$ 15,686.8	$ 14,973.0	$ 14,534.2
Excise taxes	(2,120.4)	(2,061.5)	(2,034.8)
Net sales	13,566.4	12,911.5	12,499.4
Cost of sales	(8,131.3)	(7,950.4)	(7,829.9)
Gross profit	5,435.1	4,961.1	4,669.5
Marketing, distribution and administrative expenses	(2,455.4)	(2,255.9)	(2,174.8)
Gain on sale of business [1]	—	17.8	—
Shutdown of Tampa brewery	—	—	—
Restructuring charge	—	—	—
Operating income	2,979.7	2,723.0	2,494.7
Interest expense	(368.7)	(361.2)	(348.2)
Interest capitalized	17.7	26.9	33.3
Interest income	1.3	1.1	1.1
Other income/(expense), net	(6.4)	(12.2)	(1.0)
Income before income taxes	2,623.6	2,377.6	2,179.9
Provision for income taxes (current and deferred)	(1,041.5)	(927.5)	(874.3)
Revaluation of deferred tax liability under FAS 109	—	—	—
Equity income, net of tax	351.7	254.4	246.0
Income from continuing operations	1,933.8	1,704.5	1,551.6
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	1,933.8	1,704.5	1,551.6
Cumulative effect of accounting changes	—	—	—
Net income	$ 1,933.8	$ 1,704.5	$ 1,551.6
Basic earnings per share:			
Income from continuing operations	$ 2.23	$ 1.91	$ 1.71
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	2.23	1.91	1.71
Cumulative effect of accounting changes	—	—	—
Net income	$ 2.23	$ 1.91	$ 1.71
Diluted earnings per share:			
Income from continuing operations	$ 2.20	$ 1.89	$ 1.69
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	2.20	1.89	1.69
Cumulative effect of accounting changes	—	—	—
Net income	$ 2.20	$ 1.89	$ 1.69
Cash dividends paid on common stock	$ 649.5	$ 614.1	$ 571.0
Per share	.75	.69	.63
Weighted average number of common shares:			
Basic	866.0	890.1	906.1
Diluted	878.9	901.6	919.7

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000 and September 12, 1996 and the 1997 adoption of FAS 128, "Earnings per Share." Gross sales, net sales and cost of products and services for all years reflects the change made in 2001 for the presentation of pass-through finished product delivery costs reimbursed by customers. This change had a minor impact on revenue and profit margin growth, and had no impact on cash flow, operating income, net income and earnings per share. All information has been restated to recognize the 1995 divestiture of the food products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; Sale of the St. Louis Cardinals in 1996.

Note 2: 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and other postretirement benefits, net of tax benefit of $186.4 million.

1999	1998	1997	1996	1995	1994	1993	1992
102.9	99.8	96.6	95.1	90.9	91.3	89.7	88.9
$ 13,914.5	$ 13,342.5	$ 12,936.0	$ 12,721.8	$ 12,100.1	$ 11,793.9	$ 11,232.5	$ 11,089.7
(2,019.6)	(1,962.1)	(1,766.2)	(1,737.8)	(1,664.0)	(1,679.7)	(1,679.8)	(1,668.6)
11,894.9	11,380.4	11,169.8	10,984.0	10,436.1	10,114.2	9,552.7	9,421.1
(7,445.6)	(7,297.1)	(7,200.5)	(7,064.9)	(6,886.6)	(6,581.0)	(6,252.8)	(6,132.9)
4,449.3	4,083.3	3,969.3	3,919.1	3,549.5	3,533.2	3,299.9	3,288.2
(2,147.0)	(1,958.0)	(1,916.3)	(1,890.0)	(1,756.6)	(1,679.9)	(1,612.1)	(1,583.7)
—	—	—	54.7	—	—	—	—
—	—	—	—	(160.0)	—	—	—
—	—	—	—	—	—	(401.3)	—
2,302.3	2,125.3	2,053.0	2,083.8 [3]	1,632.9 [4]	1,853.3	1,286.5 [5]	1,704.5
(307.8)	(291.5)	(261.2)	(232.8)	(225.9)	(219.3)	(205.1)	(194.6)
18.2	26.0	42.1	35.5	24.3	21.8	35.2	46.9
4.3	5.8	7.9	9.4	9.9	2.6	3.4	4.4
(9.4)	(13.0)	(9.3)	(3.0)	20.5	17.6	21.0	(2.5)
2,007.6	1,852.6	1,832.5	1,892.9 [3]	1,461.7 [4]	1,676.0	1,141.0 [5]	1,558.7
(784.1)	(732.2)	(715.2)	(736.8)	(575.1)	(661.5)	(452.6)	(594.6)
—	—	—	—	—	—	(31.2)	—
178.7	112.9	61.9	—	—	—	—	—
1,402.2	1,233.3	1,179.2	1,156.1 [3]	886.6 [4]	1,014.5	657.2 [5]	964.1
—	—	—	33.8	(244.3)	17.6	(62.7)	30.1
1,402.2	1,233.3	1,179.2	1,189.9	642.3	1,032.1	594.5	994.2
—	—	(10.0) [2]	—	—	—	—	(76.7) [2]
$ 1,402.2	$ 1,233.3	$ 1,169.2	$ 1,189.9	$ 642.3	$ 1,032.1	$ 594.5	$ 917.5
$ 1.49	$ 1.28	$ 1.19	$ 1.16	$ .86	$ .96	$ .60	$ .85
—	—	—	.03	(.23)	.02	(.05)	.02
1.49	1.28	1.19	1.19	.63	.98	.55	.87
—	—	(.01) [2]	—	—	—	—	(.06) [2]
$ 1.49	$ 1.28	$ 1.18	$ 1.19	$ .63	$ .98	$ .55	$ .81
$ 1.47	$ 1.27	$ 1.18	$ 1.14 [3]	$ .85 [4]	$ .95	$ .60 [5]	$ .84
—	—	—	.03	(.23)	.02	(.05)	.02
1.47	1.27	1.18	1.17	.62	.97	.55	.86
—	—	(.01) [2]	—	—	—	—	(.06) [2]
$ 1.47	$ 1.27	$ 1.17	$ 1.17	$ .62	$ .97	$ .55	$ .80
$ 544.7	$ 521.0	$ 492.6	$ 458.9	$ 429.5	$ 398.8	$ 370.0	$ 338.3
.58	.54	.50	.46	.42	.38	.34	.30
939.0	964.2	985.3	998.2	1,021.7	1,049.2	1,088.7	1,127.3
953.7	975.0	999.4	1,021.2	1,048.8	1,076.1	1,117.2	1,163.3

Note 3: 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million and $1.10, respectively.

Note 4: 1995 results include the impact of the one-time pretax charge of $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million and $.99, respectively.

Note 5: 1993 results include the impact of a $401.3 million pretax restructuring charge and a $31.2 million after-tax charge resulting from revaluation of the deferred tax liability due to a 1% increase in U.S. federal income tax rates. Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $.84, respectively.

Financial Summary — Balance Sheet and Other Information

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions except per share data)	2002	2001	2000
Balance Sheet Information:			
Working capital (deficit)	**$ (283.0)**	$ (186.1)	$ (127.8)
Current ratio	**0.8**	0.9	0.9
Debt	**6,603.2**	5,983.9	5,362.7
Shareholders equity	**3,052.3**	4,061.5	4,128.9
Return on shareholders equity	**54.4%**	41.6%	38.5%
Debt to total capitalization ratio	**68.4%**	59.6%	56.5%
Book value per share	**3.61**	4.62	4.57
Total assets	**14,119.5**	13,944.9	13,148.3
Other Information:			
Operating cash flow before change in working capital	**$ 2,624.3**	$ 2,316.0	$ 2,230.0
Capital expenditures	**834.7**	1,022.0	1,074.5
Free cash flow	**1,930.5**	1,338.6	1,183.0
Price/earnings ratio	**22.0**	23.9	26.9
Market price range of common stock (high and low closing)	**54.97-44.00**	46.51-38.50	49.81-27.47

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000 and September 12, 1996. All information has been restated to recognize the 1995 divestiture of the food products segment.

1999	1998	1997	1996	1995	1994	1993	1992
$ (350.4)	$ (89.9)	$ 83.2	$ 34.9	$ 268.6	$ 57.0	$ (41.3)	$ 247.8
0.8	0.9	1.1	1.0	1.2	1.0	1.0	1.2
5,122.9	4,718.6	4,365.6	3,270.9	3,270.1	3,066.4	3,019.7	2,630.3
3,921.5	4,216.0	4,041.8	4,029.1	4,433.9	4,415.5	4,255.5	4,620.4
34.5%	29.9%	29.2%[1]	30.0%[2]	25.0%[3]	29.9%	18.8%[4]	27.6%[1]
56.6%	52.8%	51.9%	44.8%	47.1%	47.3%	47.3%	42.0%
4.25	4.42	4.15	4.05	3.61	3.32	3.35	3.25
12,680.5	12,504.5	11,738.4	10,463.6	10,590.9	10,547.4	10,267.7	9,954.9
$ 2,141.6	$ 1,977.2	$ 1,839.0	$ 1,751.7	$ 1,700.5	$ 1,729.6	$ 1,535.4	$ 1,556.8
865.3	817.5	1,199.3	1,084.6	952.5	662.8	656.3	628.8
1,270.6	1,395.9	644.4	909.2	494.5	1,009.8	991.1	912.6
24.1	25.9	18.6 [1]	17.6 [2]	19.6 [3]	13.1	22.6 [4]	16.9 [1]
40.81-32.59	34.13-21.72	23.94-19.75	21.44-16.25	17-12.69	13.81-11.75	15-11	15.13-13

Note 1: Ratios calculated based on income from continuing operations before the cumulative effect of accounting changes.

Note 2: Ratios calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

Note 3: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

Note 4: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.

Anheuser-Busch Companies

World Headquarters
One Busch Place
St. Louis, MO 63118
314-577-2000

Annual Meeting
Wednesday, April 23, 2003, 10 a.m.
Orlando, Fla.

Transfer Agent, Registrar and Dividend Payments
Mellon Investor Services, L.L.C.
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660
888-213-0964
www.mellon-investor.com

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan allows shareholders to reinvest dividends in Anheuser-Busch Companies common stock automatically, regularly and conveniently — without service charges or brokerage fees. In addition, participating shareholders may supplement the amount invested with voluntary cash investments on the same cost-free basis. Plan participation is voluntary and shareholders may join or withdraw at any time. For more information, contact Mellon Investor Services (address above).

Stock Exchange Listings
New York London Swiss

Traded on These Exchanges
Boston Chicago Cincinnati
Pacific Philadelphia

Ticker Symbol: BUD
Newspaper Listing: AnheuserB

General Information by Phone (toll-free)
800-DIAL-BUD (800-342-5283)

Independent Accountants
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Trustee for Debentures and Notes
The JPMorgan Chase Bank Institutional Trust Services
4 New York Plaza, 15th Floor
New York, NY 10004
800-275-2048

Trustee for Industrial Revenue Bonds
BNY Trust Company of Missouri
911 Washington Ave.
Lammert Building, Suite 300
St. Louis, MO 63101
800-208-2197

Dividends

Dividends are normally paid in the months of March, June, September and December. Dividends may be electronically deposited into an account at the shareholder's financial institution. Please contact Mellon Investor Services for details.

Other Information

You may obtain, at no charge, a copy of the Anheuser-Busch Companies Annual Report to the Securities and Exchange Commission (Form 10-K) by writing to the Vice President and Secretary's office at our world headquarters, accessing the Internet at www.anheuser-busch.com, or by calling 800-DIAL-BUD.

For information about Anheuser-Busch's efforts to enhance shareholder value through community support, you may request a complimentary copy of our "Making Friends ... Making a Difference" brochure by writing Business Communications at our world headquarters, by accessing the Internet at www.anheuser-busch.com, or by calling 800-DIAL-BUD. The company also provides copies of its SEC quarterly reports on Forms 10-Q and other reports on Forms 8-K, earnings press releases and proxy statements free of charge at www.anheuser-busch.com.

Selected Anheuser-Busch Internet Addresses

www.anheuser-busch.com
(corporate, financial and investor information)

www.budweiser.com
(brand and sponsorship information; Budweiser merchandise)

www.budlight.com
(brand and sponsorship information; Bud Light merchandise)

www.beeresponsible.com
(Consumer Awareness and Education)

www.budweisertours.com
(brewery tour information; the brewing process)

www.grantsfarm.com
(Grant's Farm tour information)

www.buschgardens.com
(Busch Gardens information)

www.seaworld.com
(SeaWorld information)

www.discoverycove.com
(Discovery Cove information)

Anheuser-Busch Companies Subsidiaries

Anheuser-Busch, Inc.

World's largest brewer and United States industry leader since 1957; produces approximately 30 beers and three nonalcohol brews at 12 U.S. breweries

Anheuser-Busch International, Inc.

Investigates and develops beer markets outside the United States

Anheuser-Busch Packaging Group, Inc.

Produces aluminum cans/lids, metalized and paper labels, glass bottles, and crown and closure liner material; recycles aluminum beverage containers; operates 14 U.S. plants

Busch Agricultural Resources, Inc.

Produces and enhances the quality of raw materials for Anheuser-Busch, Inc.

Busch Entertainment Corporation

One of the largest U.S. theme park operators, with nine parks throughout the country

Busch Properties, Inc.

A real estate development company with resort, residential and commercial properties in selected areas of the country

Manufacturers Railway Company

Provides terminal rail-switching services to St. Louis industries and operates trucking subsidiaries

Wholesaler Equity Development Corporation

Shares equity positions with qualified partners in Anheuser-Busch, Inc. distributorships while they build toward total ownership

Anheuser-Busch Companies, Inc.

Strategy Committee

*(*Member of the Corporate Office)*

August A. Busch III*
Chairman of the Board

Patrick T. Stokes*
President and Chief Executive Officer

W. Randolph Baker
Vice President and Chief Financial Officer

Stephen K. Lambright
Group Vice President and General Counsel

Donald W. Kloth
Vice President and Group Executive

John E. Jacob
Executive Vice President—Global Communications

Thomas W. Santel
Vice President—Corporate Development

Stephen J. Burrows
Vice President—International Operations

August A. Busch IV
Vice President and Group Executive

Mark T. Bobak
Vice President—Corporate Human Resources

Joseph P. Sellinger
Vice President and Group Executive

Douglas J. Muhleman
Group Vice President, Brewing Operations & Technology—Anheuser-Busch, Inc.

Francine I. Katz
Vice President—Corporate Communications

Keith M. Kasen
Chairman of the Board and President—Busch Entertainment Corporation

Other Officers

Richard F. Keating
Vice President and Senior Government Affairs Officer

JoBeth G. Brown
Vice President and Secretary

John S. Koykka
Vice President—International Development

John T. Farrell
Vice President—Employee Benefits

John F. Kelly
Vice President and Controller

William J. Kimmins Jr.
Vice President and Treasurer

Lisa A. Joley
Vice President and Deputy General Counsel

Robert J. Byrne
Vice President and Chief Information Officer

Thomas J. Adamitis
Vice President—Corporate Purchasing

Gary L. Rutledge
Vice President—Corporate Labor Relations

Sabrina M. Wrenn
Vice President—Labor and Benefits Law

Rodney D. Forth
Vice President (Central)—Government Affairs

Jeremiah A. Mullane
Region Vice President (East)—Government Affairs

Joseph F. Jedlicka III
Vice President and Deputy General Counsel

Henry Dominguez
Region Vice President (West)—Government Affairs

Teresa H. Vogt
Vice President—Public Communications

John D. Castagno
Tax Controller

Gary R. Aldenderfer
General Auditor

Laura H. Reeves
Assistant Secretary

David C. Sauerhoff
Assistant Treasurer

William J. Mayor
Assistant Controller

Principal Officers of Anheuser-Busch Companies Subsidiaries

Anheuser-Busch, Inc.

(†Member of the Anheuser-Busch, Inc. Management Committee)

Patrick T. Stokes
Chairman of the Board and Chief Executive Officer

August A. Busch IV†
President

Douglas J. Muhleman†
Group Vice President—Brewing Operations & Technology

James F. Hoffmeister†
Vice President—Administration

Gary R. Welker†
Vice President—Distribution Systems and Services

Anthony T. Ponturo†
Vice President—Global Media and Sports Marketing

Joseph P. Castellano†
Vice President—Retail Marketing

Phillip J. Colombatto†
Vice President—Quality Assurance

Robert C. Lachky†
Vice President—Brand Management and Director—Global Brand Creative

Marie C. Carroll†
Vice President—Finance and Planning

Michael J. Owens†
Vice President—Sales

Michael S. Harding†
Vice President—Operations

John W. Serbia†
Vice President—Brewing

Geoffrey J. Steinhart†
Vice President—Engineering

Johnny Furr Jr.
Vice President—Sales Development and Community Affairs

Joseph M. Hoff
Vice President—National Retail Sales

Eugene D. Johnson Jr.
Vice President—Regional Sales Operations

William B. Jones
Vice President—Business Development

Peter C. McLoughlin
Vice President—Corporate Media

Jesus Rangel
Vice President—Sales Development and Community Relations

Raymond F. Steitz
Vice President—Sales Operations

Robert M. Tallett
Vice President—Wholesale Operations

Principal Officers of Anheuser-Busch Companies Subsidiaries, continued

Anheuser-Busch International, Inc.

Patrick T. Stokes
Chairman of the Board

Stephen J. Burrows
Chief Executive Officer and President

John S. Koykka
Executive Vice President—Strategic Planning and Business Development

John J. Hanichak III
Vice President—Canada and A-BII Operations

Mark F. Schumm
Vice President—International Business Planning and Development

Larry D. Baumann
Vice President—Finance

Philip C. Davis
Vice President—Business Development—Asia

David A. Renaud
Vice President—Business Planning —Asia

James E. Schobel
Senior Vice President—Legal Affairs

Alejandro M. Strauch
Vice President and Regional Director—Central and South America

Pedro L. Soares
Vice President—Mexico

Andrew J. Day
Vice President and Managing Director—Europe

Martin D. Cargas
Vice President—Government Affairs

Y. R. Cheng
Vice President and Managing Director—Greater China

Y. J. Cheng
Vice President—Production and Technology—China

Wholesaler Equity Development Corporation

Anthony J. Short
Chairman of the Board and Chief Executive Officer

Kenneth W. Reiter
President

Busch Agricultural Resources, Inc.

Donald W. Kloth
Chairman of the Board and Chief Executive Officer

Melvern K. Anderson
President

Stephen D. Malin
Vice President—Operations

Thomas M. Wood
Vice President—Technical and International Operations

Thomas L. Tangaro
Vice President—Staff Operations

Anheuser-Busch Packaging Group, Inc.

Joseph P. Sellinger
Chairman of the Board, Chief Executive Officer and President

Gary A. Bybee
Vice President and Chief Financial Officer

Tony Bhalla
Executive Vice President and Chief Operating Officer—Metal Container Corporation

Lise A. Herren
Executive Vice President and Chief Operating Officer—Anheuser-Busch Recycling, Precision Printing and Packaging, Eagle Packaging

Busch Entertainment Corporation

Keith M. Kasen
Chairman of the Board and President

Bradley F. Andrews
Sr. Vice President—Zoological

Karen L. Branding
Vice President—Adventure Camps

Michael R. Catcott
Vice President—Corporate Merchandise

David J. Grabe
Sr. Vice President—Finance

Michael E. LaBroad
Sr. Vice President—Marketing

Joseph G. Peczi
Vice President—Executive Producer Creative Development

John J. Schaefer
Sr. Vice President—Planning & Development

Kristine A. Schmidt
Sr. Vice President—Human Resources

David R. Smith
Vice President—Creative Development

David C. White
Vice President—Culinary Operations

James R. Yust
Sr. Vice President—Engineering and Creative Development

Busch Properties, Inc.

W. Randolph Baker
Chairman of the Board and President

Joseph Durante
Executive Vice President and Managing Director—Kingsmill Resort

William B. Voliva
Executive Vice President—Kingsmill on the James

John C. Martz Jr.
Vice President—Corporate Real Estate

William F. Brown
Vice President—Busch Corporate Centers

William J. Nason
Vice President—Finance and Administration

Manufacturers Railway Company; St. Louis Refrigerator Car Company

Edward R. Goedeke
Chairman, President and Chief Executive Officer

Barbara J. Houseworth
Treasurer and Controller



August A. Busch III
Chairman of the Board—Anheuser-Busch Companies
Joined board 1963



Vernon R. Loucks Jr.
Chairman of the Board—The Aethena Group, LLC, a health-care merchant banking firm; and Chief Executive Officer—Segway LLC, a company providing solutions to short-distance travel
Joined board 1988



Patrick T. Stokes
President and Chief Executive Officer—Anheuser-Busch Companies
Joined board 2000



Bernard A. Edison
Former President—Edison Brothers Stores, Inc.; retail specialty stores
Joined board 1985



Vilma S. Martinez
Partner—Munger, Tolles & Olson; attorneys
Joined board 1983



Andrew C. Taylor
Chairman and Chief Executive Officer—Enterprise Rent-A-Car Company; a national car rental company
Joined board 1995



Carlos Fernandez G.
Vice Chairman of the Board and Chief Executive Officer—Grupo Modelo, S.A. de C.V.; a Mexican company engaged in brewing and related operations
Joined board 1996



William Porter Payne
Partner–Gleacher Partners, LLC, an investment banking and asset management firm
Joined board 1997



Douglas A. Warner III
Former Chairman of the Board—J.P. Morgan Chase & Co., an international commercial and investment banking firm
Joined board 1992



John E. Jacob
Executive Vice President Global Communications—Anheuser-Busch Companies
Joined board 1990



Joyce M. Roché
President and Chief Executive Officer—Girls Incorporated, a nonprofit organization
Joined board 1998



Edward E. Whitacre Jr.
Chairman and Chief Executive Officer—SBC Communications Inc.; a diversified telecommunications company
Joined board 1988



James R. Jones
Former U.S. Ambassador to Mexico; Co-Chairman and Chief Executive Officer—Manatt Jones Global Strategies, LCC, a global consulting firm; Chairman—Globe Ranger Corporation
Joined board 1998



Henry Hugh Shelton
Former Chairman—Joint Chiefs of Staff; President, International Operations —M.I.C. Industries, an international manufacturing company
Joined board 2001



Charles F. Knight
Chairman of the Board—Emerson Electric Co.; a manufacturer of electrical and electronic equipment
Joined board 1987

Advisory Member





James B. Orthwein
Partner—Precise Capital, L.P., a private investment partnership
Joined board 1963

ANHEUSER BUSCH
Companies